Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-184114

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor are we soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED JUNE 4, 2013

PROSPECTUS SUPPLEMENT

(To Prospectus dated October 3, 2012)

             Shares

Common Stock

$         per share

We are offering shares of our common stock, no par value. Our common stock is listed and traded on the NASDAQ Global Select Market, or NASDAQ, under the symbol “LION.” The last reported sale price of our common stock on June 3, 2013 was $12.85 per share.

Investing in our common stock involves risks. See the “Risk Factors” section beginning on page S-11 of this prospectus supplement and the “Risk Factors” section in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which is incorporated by reference into this prospectus supplement.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to Fidelity Southern Corporation (before expenses)	$	$

The underwriters may also purchase up to an additional              shares of our common stock from us at the public offering price less the underwriting discount within 30 days after the date of this prospectus supplement to cover over-allotments, if any.

Shares of our common stock are not savings accounts, deposits or obligations of any bank or non-bank subsidiary of Fidelity Southern Corporation and are not insured or guaranteed by the Federal Deposit Insurance Corporation, or FDIC, the Deposit Insurance Fund or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on or about                     , 2013.

Keefe, Bruyette & Woods	Baird
A Stifel Company

FIG Partners, LLC

The date of this prospectus supplement is                     , 2013.

75
85
20
Athens
Atlanta
MD
Columbia
Sterling
Falls Church
Fairfax
Woodbridge
Fredericksburg
Richmond
Newport News
Virginia Beach
WV
KY
VA
Nashville
Knoxville
Raleigh
NC
TN
Chattanooga
AR
Charlotte
Memphis
Little Rock
Greenville
Huntsville
SC
Columbia
Wilmington
Jackson
Birmingham
Augusta
Dallas
LA
MS
AL
GA
Savannah
TX
Houston
Jacksonville
FL
Orlando
Tampa

- SBA
- Retail Mortgage
- Indirect Lending
- Wholesale Mortgage
- Retail Branch

We are responsible for the information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus and in any related free-writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to give you any other information, and neither we nor the underwriters take responsibility for any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell, or a solicitation of an offer to purchase, shares of our common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is a supplement to the accompanying prospectus. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a shelf registration process. Under this shelf registration process, we may sell from time to time any combination of securities described in the accompanying prospectus in one or more offerings such as this offering. The accompanying prospectus provides you with a general description of the securities we may offer. This prospectus supplement provides you with specific information about our common stock we are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us and other information you should know before investing. This prospectus supplement also adds to, updates and changes information contained in the accompanying prospectus. To the extent the information in this prospectus supplement is different from that in the accompanying prospectus, you should rely on the information in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information described in the section entitled “Where You Can Find More Information” of this prospectus supplement, before investing in our common stock.

Unless otherwise stated or the context otherwise requires, all references in this prospectus supplement to:

•	“Fidelity Southern,” “the Company,” “we,” “our,” “us” and similar terms refer to Fidelity Southern Corporation and its consolidated subsidiaries;
•	“the Bank” refer to Fidelity Bank, our wholly owned subsidiary; and
•	our outstanding shares of common stock exclude the effect of the for-share dividend we paid in May 2013.

You should not consider any information in this prospectus supplement or the accompanying prospectus to be investment, legal or tax advice. You should consult your own counsel, accountants and other advisers for legal, tax, business, financial and related advice regarding the purchase of shares of our common stock.

FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this prospectus supplement and accompanying prospectus are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that reflect our current expectations relating to present or future trends or factors generally affecting the banking industry and specifically affecting our operations, markets and services. Without limiting the foregoing, forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” and similar expressions. These forward-looking statements are based upon assumptions we believe are reasonable and may relate to, among other things, the difficult economic conditions and the economy’s impact on operating results, credit quality, liquidity, capital, the adequacy of the allowance for loan losses, and changes in interest rates. These forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those projected for many reasons, including without limitation, changing events and trends that have influenced our assumptions.

These trends and events include: (1) risks associated with our loan portfolio, including difficulties in maintaining quality loan growth, greater loan losses than historic levels, the risk of an insufficient allowance for loan losses, and expenses associated with managing nonperforming assets, unique risks associated with our construction and land development loans, our ability to maintain and service relationships with automobile dealers and indirect automobile loan purchasers, and our ability to profitably manage changes in our indirect automobile lending operations; (2) risks associated with adverse economic conditions, including a risk of continued decline in real estate values in the Atlanta, Georgia metropolitan area and in eastern and northern Florida markets, conditions in the financial markets and economic conditions generally and the impact of efforts to address difficult market and economic conditions, the impact of a recession on our loan portfolio, changes in the interest rate environment and the impact on our net interest margin, and inflation; (3) risks associated with government regulation and programs, uncertainty with respect to future governmental economic

S-iii

and regulatory measures, new regulatory requirements imposed by the Consumer Financial Protection Bureau, new regulatory requirements for residential mortgage loan services, the winding down of governmental emergency measures intended to stabilize the financial system, and numerous legislative proposals to further regulate the financial services industry, the impact of adverse changes in the governmental regulatory requirements affecting us, and changes in political, legislative and economic conditions; (4) ability to maintain adequate liquidity and sources of liquidity; (5) our ability to maintain sufficient capital and to raise additional capital; (6) the accuracy and completeness of information from customers and our counterparties; (7) the effectiveness of our controls and procedures; (8) our ability to attract and retain skilled people; (9) greater competitive pressures among financial institutions in our market; (10) the failure to achieve the revenue increases expected to result from our investments in our growth strategies, including our branch additions and in our transaction deposit and lending businesses; (11) the volatility and limited trading of our common stock; (12) the impact of dilution on our common stock; (13) risks related to FDIC-assisted transactions; compliance with certain requirements under our FDIC loss share agreements; and changes in national and local economic conditions resulting in higher charge-offs not covered by the FDIC loss share agreement; and (14) risks associated with technological changes and the possibility of cyberfraud.

This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included herein and are not intended to represent a complete list of all risks and uncertainties in our business. Investors are encouraged to read the risks discussed under “Risk Factors.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements, information statements and other information with the SEC. You may read and copy any document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov and on our corporate website at www.fidelitysouthern.com. The information on our corporate website is not part of this prospectus supplement, the accompanying prospectus or any free writing prospectuses or other offering materials.

We “incorporate by reference” into this prospectus supplement information we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus supplement;
•	we can disclose important information to you by referring you to those documents; and
•	information that we file later with the SEC automatically will update and supersede information contained in this prospectus supplement.

We are incorporating by reference into this prospectus supplement the following documents:

•	annual report on Form 10-K for the year ended December 31, 2012;
•	quarterly report on Form 10-Q for the three months ended March 31, 2013;
•

current reports on Form 8-K filed with the SEC on January 22, 2013, March 28, 2013, April 19, 2013 and May 1, 2013 (except to the extent any parts of such reports were deemed furnished and not filed in accordance with SEC rules); and

•

the description of our common stock contained in our registration statement on our Registration Statement filed on Form 8-A, filed with the SEC on November 23, 2010 and any other amendment or report filed for the purpose of updating such description.

We also incorporate by reference any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and until the termination of this offering (other than documents or information deemed furnished and not filed in accordance with SEC rules).

Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference into this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or

S-iv

any other subsequently filed document that is deemed to be incorporated by reference into this prospectus supplement modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into such documents. You can obtain copies of the documents incorporated by reference in this prospectus supplement, at no cost, by writing or calling us at the following address:

Fidelity Southern Corporation

3490 Piedmont Road, Suite 1550

Atlanta, Georgia 30305

Attention: Corporate Secretary

(404) 639-6500

S-v

PROSPECTUS SUPPLEMENT SUMMARY

This summary is not complete and does not contain all of the information that you should consider before investing in shares of our common stock. It is qualified in its entirety by the more detailed information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Before making your investment decision, you should carefully read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. See the “Risk Factors” section beginning on page S-11 of this prospectus supplement and the “Risk Factors” section in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which is incorporated by reference into this prospectus supplement.

Fidelity Southern Corporation

Overview

We are a bank holding company headquartered in Atlanta, Georgia. We conduct operations primarily though the Bank, which was organized as a national banking corporation in 1973 and converted to a Georgia chartered state bank in 2003. The Bank provides an array of financial products and services for business and retail customers primarily through 31 branches in Fulton, Dekalb, Cobb, Clayton, Forsyth, Gwinnett, Rockdale, Coweta, Henry, Greene, and Barrow Counties in Georgia, a branch in Jacksonville, Duval County, Florida, and online at www.LionBank.com. The Bank’s business and retail banking customers are primarily individuals and small and medium sized businesses located in Georgia. Mortgage loans, automobile loans, and Small Business Administration, or SBA, loans are provided through offices in 11 Southeastern and Mid-Atlantic states. We also offer consumer credit related insurance products through LionMark Insurance Company, our wholly owned insurance agency.

The Bank is primarily engaged in attracting deposits from individuals and businesses and using these deposits and borrowed funds to originate commercial and industrial loans, commercial loans secured by real estate, SBA loans, construction and residential real estate loans, direct and indirect automobile loans, residential mortgage and home equity loans, and secured and unsecured installment loans. The Bank offers business and personal credit card loans through a third party agency relationship. Additionally, the Bank offers businesses remote deposit services, which allow participating companies to scan and electronically send deposits to the Bank for improved security and funds availability. The Bank also provides international trade services, trust services and merchant services activities, through agreements with third parties, and investment services through an agreement with an independent broker-dealer.

We have generally grown our assets, deposits, and business internally by building on our lending products, expanding our deposit products and delivery capabilities, opening new branches, and hiring experienced bankers with existing customer relationships in our market. We have also grown opportunistically through acquisitions, the two most recent of which were the FDIC-assisted transactions we completed in October 2011 and June 2012, respectively. As of March 31, 2013, we had $2.5 billion in total assets, $2.1 billion in loans, and $2.1 billion in deposits.

Market Area and Core Deposit Franchise

We currently operate 32 branch locations, all but two of which are located in the Atlanta-Sandy Springs-Marietta Metropolitan Statistical Area, or the Atlanta MSA. We believe the Atlanta MSA is one of the more attractive markets in the country because of its size and amount of business activity. The Atlanta MSA is the 9th largest MSA in the country by population and has $118.5 billion in market deposits as of June 30, 2012 according to SNL Financial LP, or SNL. According to SNL, the Atlanta MSA is expected to have population growth of 5.3% from 2012 to 2017 as compared to 3.5% for the United States. There are 11 Fortune 500 companies headquartered here including Home Depot, UPS, Coca-Cola, and Delta Air Lines, ranking Atlanta third among U.S. cities with the most Fortune 500 companies. While we do not pursue customers of this size, we believe the economic activity they generate leads to greater activity among the small and medium sized businesses that we do target. According to the 2010 U.S. Census Bureau, Atlanta is ranked 8th among metropolitan areas for small business activity by the number of businesses with less than 100 employees.

We believe our branch network and associated strong deposit franchise gives us a competitive advantage and is the source of significant franchise and scarcity value in the attractive Atlanta market. As of the most recent FDIC annual Summary of Deposits on June 30, 2012, we had $2.0 billion in deposits in the Atlanta MSA and our deposit market share was 1.66%, which ranked ninth out of all institutions in the market. Also as of that date, we had the highest market share in the MSA of any community bank headquartered in Atlanta. In the past 12 months, we have opened two new branches in the Atlanta area, in addition to two new branches acquired through an FDIC-assisted transaction, and we plan to continue adding to our footprint in this market over time.

In addition to our Atlanta branch franchise, we have one branch location in the Jacksonville, Florida MSA. While Jacksonville does not currently account for a significant proportion of our deposits, we believe it is an attractive market and a source of growth for us in the future. As of the most recent FDIC annual Summary of Deposits on June 30, 2012, Jacksonville had $45.9 billion in deposits and was the 4th largest MSA in Florida by population according to SNL. Also according to SNL, the Jacksonville MSA is expected to have population growth of 4.3% from 2012 to 2017. We anticipate adding additional branch locations in this market in the future.

We also offer mortgage loans, indirect automobile loans, and SBA loans through offices in 11 Southeastern and Mid-Atlantic states and expect to continue to grow our retail and wholesale residential mortgage business, particularly by opening new retail mortgage offices in these states.

Loan Portfolio and Asset Generation

We have developed substantial asset generation capabilities that we leverage to provide both earning assets for our balance sheet and to generate fee income through the sale of loans in the secondary market. The Bank’s primary lending activities include commercial loans to small and medium sized businesses, SBA sponsored loans, consumer loans (primarily indirect automobile loans), construction loans, and residential real estate loans. We view our diverse asset generation abilities as a competitive strength that allowed us to weather the recent downturn better than many of our peers in our markets. As our primary markets continue to recover economically, we anticipate increasing the portion of our retained portfolio dedicated to commercial loans over time. As of March 31, 2013, the Bank had total loans outstanding, including loans held-for-sale, consisting of:

($ in thousands)	Non-Covered	Covered	Loans Held- For-Sale	Total Loan Portfolio
Commercial loans	$469,505	$47,698	$0	$517,203
SBA loans	125,740	695	14,102	140,537

Total commercial loans	595,245	48,393	14,102	657,740

Construction	81,062	13,589	0	94,651

Indirect loans	959,471	0	30,000	989,471
Installment loans	13,037	787	0	13,824

Total consumer loans	972,508	787	30,000	1,003,295

First mortgage loans	35,481	3,020	281,839	320,340
Second mortgage loans	58,796	8,382	0	67,178

Total mortgage loans	94,277	11,402	281,839	387,518

Total loans	$1,743,092	$74,171	$325,941	$2,143,204

The following table highlights the indirect auto, residential mortgage, commercial, construction and SBA loan activity since 2009:

Loan Production
	Three Months Ended 3/31/2013	Year Ended
($ in thousands)		12/31/2012	12/31/2011	12/31/2010	12/31/2009
Indirect	$197,451	$733,057	$643,857	$463,680	$281,333
Mortgage	656,245	2,258,378	1,280,695	1,244,955	879,572
Commercial	67,558	344,316	379,527	362,774	383,801
Construction	59,319	168,996	83,486	69,386	53,850
SBA	12,672	97,592	104,874	68,443	37,024

Total	$993,245	$3,602,339	$2,492,439	$2,209,238	$1,635,580

Loans Sold
	Three Months Ended 3/31/2013	Year Ended
($ in thousands)		12/31/2012	12/31/2011	12/31/2010	12/31/2009
Indirect	$58,073	$220,826	$140,107	$63,255	$57,492
Mortgage	634,074	2,052,413	1,224,273	1,145,720	744,738
SBA	10,158	69,117	81,645	36,684	16,738

Total	$702,305	$2,342,356	$1,446,025	$1,245,659	$818,968

Loans Retained
($ in thousands)	Three Months Ended 3/31/2013	Year Ended
		12/31/2012	12/31/2011	12/31/2010	12/31/2009
Indirect	$139,378	$512,231	$503,750	$400,425	$223,841
Mortgage	22,171	205,965	56,422	99,235	134,834
SBA	2,514	28,475	23,229	31,759	20,286

Total	$164,063	$746,671	$583,401	$531,419	$378,961

Loans Serviced for Others
	Three Months Ended 3/31/2013	Year Ended
($ in thousands)		12/31/2012	12/31/2011	12/31/2010	12/31/2009
Indirect	$340,776	$317,784	$206,184	$172,133	$200,558
Mortgage	2,998,915	2,620,035	1,319,369	522,552	87,774
SBA	213,034	209,887	172,406	104,991	78,759

Total	$3,552,725	$3,147,706	$1,697,959	$799,676	$367,091

Indirect Automobile Lending

The Bank has purchased, on a nonrecourse basis, consumer installment contracts secured by new and used vehicles purchased by consumers from franchised motor vehicle dealers and selected independent dealers located throughout the Southeast since 1990. We believe our long history and deep experience in indirect automobile lending and strong relationships with our network of dealers yield competitive advantages for the Bank, allowing us to consistently originate large volumes of quality loans. A portion of the indirect automobile loans the Bank originates is generally sold with servicing retained. During the first quarter of 2013, the Bank produced approximately $197.5 million of indirect automobile loans, while profitably selling $58.1 million to third parties. At March 31, 2013, we were servicing $340.8 million in indirect automobile loans we had sold, primarily to other financial institutions.

Real Estate Mortgage Lending

The Bank’s residential mortgage loan business focuses on one-to-four family properties. We offer Federal Housing Authority, Veterans Administration, and conventional and non-conforming residential mortgage loans. The Bank operates our retail residential mortgage banking business primarily in the Atlanta metropolitan area along with offices throughout Georgia, offices throughout Virginia and one office in Jacksonville, Florida. Our Virginia retail mortgage offices are the result of an expansion begun in the first quarter of 2012. This expansion was initiated by our hiring of John Pruitt, a seasoned mortgage professional formerly with Crestar Financial Corporation headquartered in Richmond, Virginia and SunTrust Banks, Inc. headquartered in Atlanta, Georgia. We have since opened 6 retail mortgage offices in Virginia with plans for additional offices over time. We also operate a wholesale lending division that purchases loans from qualified brokers and correspondents in the Southeast and Mid-Atlantic regions. At March 31, 2013, we employed 291 mortgage banking employees compared to 174 at December 31, 2011.

As with most mortgage operations in the current environment, we are experiencing substantial mortgage refinance activity driven by historically low interest rates; however, we also generate a significant amount of mortgages from purchase activity. For 2012, we had the second highest purchase mortgage market share in the Atlanta metropolitan area. Across our retail mortgage operation, our current pipeline is approximately 55% from home purchase activity with the remaining amount from refinance activity. We believe our position in the Atlanta market and recent retail mortgage expansion will allow us to sustain a high level of mortgage activity as refinance activity slows when rates rise.

The balances of mortgage loans held-for-sale fluctuate due to economic conditions, interest rates, the level of real estate activity, the amount of mortgage loans retained by the Bank, and seasonal factors. The Bank primarily sells originated residential mortgage loans and brokered loans to investors, retaining servicing on a significant amount of the sales. As seller, the Company makes certain standard representations and warranties with respect to the loans being transferred. To date, the Company’s repurchases of mortgage loans previously sold have been de minimus.

SBA Lending

SBA loans, originated in the Atlanta metropolitan area and throughout the South, are primarily made through the Bank’s SBA loan production offices located in eight states. The Bank’s portfolio of SBA loans and SBA loans held-for-sale are primarily commercial real estate related, with a portion of each loan guaranteed by the SBA or with other credit enhancements provided by the government. The guaranteed portions of the loans are generally sold to third parties with servicing retained. As of March 31, 2013, we serviced approximately $353.6 million of SBA loans.

Commercial and Construction Lending

The Bank engages in commercial and commercial real estate lending through direct originations in the Atlanta and Jacksonville markets. The Bank does not purchase loan participations from other banks. The Bank’s primary focus is on originating owner-occupied loans to finance real estate out of which an individual or company will operate such person’s or company’s business. Non owner-occupied real estate loans for investment purposes are made on a selective basis and only where the borrowers or guarantors add substantial support to their credit. Loans where the sole source of repayment is derived from the project, or where the absence of the project’s success would call into question the ability of the borrower to service the debt, are avoided. The Bank’s commercial loans are made to individuals and to small and medium sized businesses to provide loan diversification, to generate assets that are sensitive to fluctuations in interest rates, and to generate deposit and other relationships. Commercial real estate loans are generally prime-based floating-rate loans or shorter-term (one to five year) fixed-rate loans. As of March 31, 2013, approximately 60% of our commercial real estate loans are owner-occupied real estate loans.

The Bank also originates real estate construction loans to builders of one-to-four family residences. Loan disbursements are closely monitored by management to ensure that funds are being used strictly for the purposes agreed upon in the loan covenants. The Bank employs both internal staff and external inspectors to ensure that requests for loan disbursements are substantiated by regular inspections and reviews. Construction and development loans are similar to all residential loans in that borrowers are underwritten according to their adequacy of repayment sources at the time of approval. Unlike conventional residential lending, however, signs of deterioration in a construction loan or development loan customer’s ability to repay the loan are measured throughout the life of the loan and not only at origination or when the loan becomes past due. In most instances, loan amounts are limited to 80% of the appraised value upon completion of the construction project. The Bank originates real estate construction loans throughout Atlanta, Georgia and Jacksonville, Florida.

Fee Income

Another benefit of our robust asset generation capabilities is the significant amount of fee income we generate both from the sale of loans to third parties and the servicing of loans for others. For the three months ended March 31, 2013, we had the highest ratio of noninterest income to average assets amongst publicly traded banks headquartered in the Southeast with assets greater than $2.0 billion. Mortgage banking continues to represent a significant portion of our noninterest income. For the three months ended March 31, 2013, mortgage banking activities, consisting of income from servicing mortgage loans, marketing gains and mortgage origination fees, accounted for approximately 71% of our total noninterest income. A summary of our noninterest income sources is provided in the table below:

Noninterest Income
	Three Months Ended
($ in thousands)	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Mortgage Banking Activities
Servicing Income	$7,836	$7,298	$2,688	$1,969
Marketing Gain, Net	6,507	7,476	8,405	5,818
Origination Points and Fees	3,452	3,879	3,662	3,053

Total Mortgage Banking Activities	$17,795	$18,653	$14,755	$10,840
Other Noninterest Income	2,373	3,013	5,634	951
Indirect Lending Activities	1,646	1,477	2,164	1,610
SBA Lending Activities	1,084	715	2,107	1,269
Service Charges on Deposit Accounts	949	1,122	1,259	1,180
Other Fees and Charges	887	883	841	852
Bank Owned Life Insurance	313	323	330	332
Securities Gains	0	0	4	0

Total Noninterest Income	$25,047	$26,186	$27,094	$17,034

Mortgage Banking / Noninterest Income	71%	71%	54%	64%

Business and Growth Strategies

We intend to grow our business and increase shareholder value by focusing on our operating objectives:

•

Continue Growth of Core Deposit Base. We intend to continue to grow our deposit base to fund investment opportunities and maintain a healthy net interest margin. For the three months ended March 31, 2013, our cost of deposits was 0.52% versus 0.66% for banks headquartered in the Atlanta MSA, according to SNL. We view our retail franchise in the Atlanta MSA as a competitive advantage and will continue to add locations in the future.

•	Drive Organic Growth. Due to our diverse asset generation capabilities, we have been able to profitably expand our loan portfolio through the recent economic downturn. In addition to our branch strategy, we continue to hire new employees in our residential mortgage division as we expand that business line in Atlanta and throughout the Southeast. We added 89 employees into the mortgage division in 2012 and have continued to hire new employees throughout 2013. Also, as of March 31, 2013, we had increased our commercial loan portfolio 17.5% versus the same period in 2012. As the economic environment improves, we expect to continue to increase this portfolio on an absolute basis and as a percentage of our overall loan portfolio.

•

Pursue Selected Acquisitions. We have participated in FDIC-assisted transactions and will continue to review opportunities to participate in such transactions as well as unassisted transactions in the future. We believe that, given the current market environment, further consolidation in the financial services industry will occur and we expect to take advantage of selected opportunities. We intend to acquire within our existing markets and to purchase branches or acquire financial institutions in new markets that will allow us to leverage our competitive strengths.

Corporate Information

Our principal executive offices are located at 3490 Piedmont Road, Suite 1550, Atlanta, Georgia 30305, and our telephone number is (404) 639-6500. Our corporate website address is www.fidelitysouthern.com. Information on, or accessible through, our website is not part of, or incorporated by reference in, this prospectus supplement.

THE OFFERING

Common stock offered (assuming the underwriters’ over-allotment option is not exercised)	shares

Over-allotment option	The underwriters may purchase up to shares of common stock within 30 days after the date of this prospectus supplement to cover over-allotments, if any, at the public offering price less the underwriting discount.

Common stock outstanding after this offering	shares of our common stock(1)

Public offering price	$ per share of common stock

Use of proceeds	We estimate that the net proceeds from the sale of our common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be $ million.

We intend to use the net proceeds from this offering, together with our cash on hand as necessary, to: (i) redeem the $48.2 million in shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, or our Preferred Stock, originally issued to the U.S. Department of the Treasury, or the Treasury, under the Troubled Asset Relief Program, or TARP, Capital Purchase Program, or the Program; and (ii) redeem the two series of our fixed rate trust preferred securities, or our TruPS, with an aggregate outstanding principal amount of $20.5 million, plus an estimated $410 thousand of after-tax redemption premiums. We have applied for approval from the Federal Reserve Bank of Atlanta to redeem our Preferred Stock and we believe we will obtain the requisite approval following this offering. We intend to use any remaining net proceeds for general corporate purposes.(2)

Dividend policy

We have historically paid cash dividends on shares of our common stock on a quarterly basis and have more recently distributed stock dividends on shares of our common stock. The payment of future cash dividends, or the distribution of future stock dividends, on our common stock is at the discretion of our board of directors and subject to a number of factors including our financial condition as well as certain regulatory requirements and approval of our regulators. See “Risk Factors – Risks Related to Our Common Stock and this Offering – Our ability to declare and pay dividends is limited.”

Listing	Our common stock is listed on the NASDAQ under the symbol “LION.”

Risk factors	You should carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page S-11 of this prospectus supplement and the risk factors set forth in the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012 and in any other documents incorporated by reference in this prospectus supplement before making any decision to invest in our common stock.

(1)

The number of shares of our common stock outstanding immediately after the closing of this offering is based on 15,000,918 shares outstanding as of May 31, 2013 and excludes 9,967,658 shares reserved for future issuances of shares of our common stock pursuant to our Equity Incentive Plan, our 401(k) plan, our Direct Stock Purchase and Dividend Reinvestment Plan, our Employee Stock Purchase Plan, and the warrant we issued to the Treasury to purchase 2,575,081.14 shares of common stock at a price of $2.808 per share, or the Warrant.

(2)

As a result of the anticipated redemption of our Preferred Stock and TruPS, we estimate that we will incur a total after-tax non-cash charge of $876 thousand, as of March 31, 2013, which includes a non-taxable charge of $636 thousand related to accelerated accretion of the remaining preferred stock discount and an after-tax charge of $240 thousand related to capitalized issuance costs of our TruPS.

SUMMARY SELECTED CONSOLIDATED FINANCIAL INFORMATION

You should read the summary selected consolidated financial information presented below in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those consolidated financial statements appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, which are incorporated by reference in this prospectus supplement.

The tables below set forth selected consolidated financial data for us at and for each of the years in the five-year period ended December 31, 2012 and at and for the three-month periods ended March 31, 2013 and 2012.

The selected consolidated statement of income data for the years ended December 31, 2012, 2011 and 2010, and the selected consolidated balance sheet data as of December 31, 2012 and 2011, have been derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which is incorporated by reference in this prospectus supplement. The selected consolidated statement of income data for the years ended December 31, 2009 and 2008 and the selected consolidated balance sheet data as of December 31, 2010, 2009 and 2008 have been derived from our audited consolidated financial statements that are not included in this prospectus supplement.

The selected consolidated financial information at and for the three months ended March 31, 2013 and 2012 have been derived from our unaudited interim consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, and are incorporated by reference in this prospectus supplement. Historical results are not necessarily indicative of future results. The results for the three months ended March 31, 2013 are not necessarily indicative of our expected results for the full year ending December 31, 2013 or any other period.

	Three Months Ended				Year Ended
($ in thousands, except per share data)	3/31/2013		3/31/2012		12/31/2012		12/31/2011		12/31/2010		12/31/2009		12/31/2008
INCOME STATEMENT DATA:
Interest income	$24,975		$24,262		$97,562		$93,700		$95,284		$97,583		$104,054
Interest expense	3,900		4,607		17,078		22,849		30,563		46,009		57,636
Net interest income	21,075		19,655		80,484		70,851		64,721		51,574		46,418
Provision for loan losses	3,476		3,750		13,420		20,325		17,125		28,800		36,550
Noninterest income, including securities gains	25,047		17,655		87,969		51,439		42,909		33,978		17,636
Securities gains, net	0		303		307		1,078		2,291		5,308		1,306
Noninterest expense	32,524		25,350		115,397		85,422		75,973		64,562		48,839
Net income (loss)	6,491		5,316		25,327		11,398		10,133		(3,855)		(12,236)
PERFORMANCE:
Basic earnings (loss)	$0.38	(1)	$0.31	(1)	$1.51	(2)	$0.62	(2)	$0.60	(2)	$(0.65	)(2)	$(1.16	)(2)
Diluted earnings (loss)	0.33	(1)	0.28	(1)	1.34	(2)	0.56	(2)	0.53	(2)	(0.65	)(2)	(1.16	)(2)
Book value per common share	10.14	(1)	8.56	(1)	9.85	(2)	8.59	(2)	8.05	(2)	7.52	(2)	8.40	(2)
Return on average assets	1.07	%(3)	0.96	%(3)	1.08%		0.55%		0.54%		(0.21)%		(0.70)%
Return on average shareholders’ equity	13.53	%(3)	12.67	%(3)	14.19%		7.43%		7.50%		(2.91)%		(12.43)%
Net interest margin	3.77	%(3)	3.86	%(3)	3.77%		3.68%		3.66%		2.95%		2.84%
BALANCE SHEET DATA:
Total assets	$2,532,249		$2,215,226		$2,477,291		$2,234,795		$1,945,300		$1,851,520		$1,763,113
Earning assets	2,341,696		2,062,167		2,290,057		2,039,501		1,797,398		1,744,134		1,635,722
Total loans	2,143,204		1,833,708		2,081,125		1,757,720		1,613,270		1,421,090		1,443,862
Total deposits	2,058,151		1,868,377		2,068,011		1,871,516		1,613,248		1,550,725		1,443,682
Long-term debt	77,527		95,027		67,527		120,027		142,257		117,527		115,027
Shareholders’ equity	199,301		171,922		192,888		167,280		140,511		129,685		136,604
DAILY AVERAGE BALANCE SHEET SUMMARY:
Total assets	$2,469,538		$2,215,944		$2,345,176		$2,063,169		$1,879,657		$1,858,874		$1,738,494
Earning assets	2,281,648		2,063,475		2,148,428		1,933,771		1,776,563		1,759,893		1,649,022
Total loans	2,096,551		1,785,382		1,931,714		1,611,825		1,480,618		1,451,240		1,481,066
Total deposits	1,663,394		1,577,682		1,604,323		1,499,451		1,562,617		1,542,569		1,445,485
Long-term debt	69,749		114,532		67,527		125,828		129,102		133,623		111,475
Shareholders’ equity	194,559		168,751		178,517		153,312		135,132		132,613		98,461

Three Months Ended	Year Ended
($ in thousands, except per share data)	3/31/2013	3/31/2012	12/31/2012	12/31/2011	12/31/2010	12/31/2009	12/31/2008
ASSET QUALITY RATIOS:
Net charge-offs to average loans	0.24	%(3)	0.55	%(3)	0.60%	1.38%	1.44%	2.44%	1.36%
Net charge-offs to average loans excluding covered transactions	0.86	%(3)	0.59	%(3)	0.51%	1.39%	1.44%	2.44%	1.36%
Allowance to period-end loans	1.86%	1.76%	1.92%	1.72%	2.00%	2.33%	2.43%
Allowance to period-end loans excluding covered transactions	1.95%	1.84%	2.01%	1.81%	—%	—%	—%
Nonperforming assets to total loans, ORE and repos	6.55%	6.01%	6.77%	5.51%	6.01%	6.43%	7.89%
Nonperforming assets to total loans, ORE and repossessions excluding covered transactions	4.37%	5.12%	4.74%	5.28%	6.01%	6.43%	7.89%
Allowance to nonperforming loans, ORE and repos	0.28	x	0.29	x	0.27	x	0.28	x	0.29	x	0.32	x	0.29	x
Allowance to nonperforming loans, ORE and repossessions excluding covered transactions	0.44	x	0.36	x	0.42	x	0.34	x	0.29	x	0.32	x	0.29	x
SELECTED RATIOS:
Total loans to total deposits	104.13%	98.14%	100.63%	93.92%	100.00%	91.64%	100.01%
Loans to total deposits	88.30%	88.74%	85.93%	86.77%	86.99%	83.18%	96.14%
Average total loans to average earning assets	91.89%	86.52%	89.91%	83.35%	83.34%	82.46%	89.81%
Non-interest income to revenue	54.31%	47.32%	52.22%	42.06%	39.87%	39.72%	27.53%
Leverage Ratio	10.51%	10.04%	10.18%	9.83%	9.36%	9.03%	10.04%
Tier 1 risk-based capital	12.22%	11.91%	12.06%	11.85%	10.87%	11.25%	11.10%
Total risk-based capital	13.48%	13.66%	13.43%	13.70%	13.28%	13.98%	13.67%
Average equity to average assets	7.88%	7.62%	7.61%	7.43%	7.19%	7.13%	5.66%

(1)	Adjusted for all historical stock dividends.
(2)	Adjusted for all historical stock dividends except for the May 2013 dividend.
(3)	Annualized.

RISK FACTORS

Investing in our common stock involves substantial risk. You should carefully consider each of the following risks and the other information contained or incorporated by reference in this prospectus supplement before deciding to purchase shares of our common stock. If any of these risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected. As a result, the trading price of our common stock could decline, perhaps significantly, and you could lose part or all of your investment.

Risks Related to Our Business

A significant portion of the Bank’s loan portfolio is secured by real estate loans in the Atlanta, Georgia metropolitan area and in eastern and northern Florida markets, and continued stagnation in real estate market values in those areas may adversely affect our business.

Currently, our lending and other businesses are concentrated in the Atlanta, Georgia metropolitan area and eastern and northern Florida. As of March 31, 2013, commercial real estate, real estate mortgage, and construction loans, accounted for 47.4% of our total loan portfolio. Therefore, conditions in these markets will strongly affect the level of our nonperforming loans and our results of operations and financial condition. Real estate values and the demand for commercial and residential mortgages and construction loans are affected by, among other things, general and local economic conditions, changes in governmental regulation, monetary and fiscal policies, interest rates and weather. Continued stagnation in our real estate markets could adversely affect the demand for new real estate loans, and the value and liquidity of the collateral securing our existing loans. Adverse conditions in our markets could also reduce our growth rate, impair our ability to collect loans, and generally affect our financial condition and results of operations.

Construction and land development loans are subject to unique risks that could adversely affect earnings.

Our construction and land development loan portfolio was $115.0 million at March 31, 2013, comprising 5.4% of total loans. Construction and land development loans are often riskier than home equity loans or residential mortgage loans to individuals. During general economic slowdowns, these loans represent higher risk due to slower sales and reduced cash flow that could impact the borrowers’ ability to repay on a timely basis. In addition, regulations and regulatory policies affecting banks and financial services companies undergo continuous change and we cannot predict when changes will occur or the ultimate effect of any changes. Since the latter part of 2006, there has been continued regulatory focus on construction, development and commercial real estate lending. Changes in the federal policies applicable to construction, development or commercial real estate loans make us subject to substantial limitations with respect to making such loans, increase the costs of making such loans, and require us to have a greater amount of capital to support this kind of lending, all of which could have a material adverse effect on our profitability or financial condition.

Delays in our ability to foreclose on delinquent mortgage loans may negatively impact our business.

Because we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we are exposed to the risks inherent in the ownership of real estate. The amount that we, as a mortgagee, may realize after a default is dependent upon factors outside of our control, including, but not limited to:

•	general or local economic conditions;
•	environmental cleanup liability;
•	neighborhood values;
•	interest rates;
•	real estate tax rates;
•	operating expenses of the mortgaged properties;
•	supply of and demand for rental units or properties;
•	ability to obtain and maintain adequate occupancy of the properties;
•	zoning laws;

•	governmental rules, regulations and fiscal policies; and
•	natural disasters.

Certain expenses associated with the ownership of real estate, principally real estate taxes, insurance, and maintenance costs, may adversely affect the income from the real estate. The ability to mitigate the losses on defaulted loans depends upon the ability to promptly foreclose upon the collateral after an appropriate cure period. In some states, the large number of mortgage foreclosures that have occurred has resulted in delays in foreclosing. Any delay in the foreclosure process will adversely affect us by increasing the expenses related to carrying such real estate and exposing us to losses as a result of potential additional declines in the value of such collateral. As a result, the increased cost of owning and operating such real estate may exceed the rental income earned from the real estate, and we may have to advance funds in order to protect our investment or we may be required to dispose of the real estate at a loss.

The allowance for loan losses may be insufficient.

The Bank maintains an allowance for loan losses, which is established and maintained through provisions charged to operations. Such provisions are based on management’s evaluation of the loan portfolio, including loan portfolio concentrations, current economic conditions, the economic outlook, past loan loss experience, adequacy of underlying collateral, and such other factors which, in management’s judgment, deserve consideration in estimating loan losses. Loans are charged off when, in the opinion of management, such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires management to make significant estimates of current credit risks and trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors may require an increase in the allowance for loan losses. In addition, bank regulatory agencies periodically review the Bank’s allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the estimated charge-offs utilized in determining the sufficiency of the allowance for loan losses, we will need additional provisions to increase the allowance. Any increases in the allowance for loan losses will result in a decrease in net income and, possibly, regulatory capital, and may have a material adverse effect on our financial condition and results of operations.

The Bank may be unable to maintain and service relationships with automobile dealers and the Bank is subject to their willingness and ability to provide high quality indirect automobile loans.

The Bank’s indirect automobile lending operation depends in large part upon the ability to maintain and service relationships with automobile dealers, the strength of new and used automobile sales, the loan rate and other incentives offered by other purchasers of indirect automobile loans or by the automobile manufacturers and their captive finance companies, and the continuing ability of the consumer to qualify for and make payments on high quality automobile loans. The Bank may not be successful in maintaining such dealer relationships or increasing the number of dealers with which the Bank does business, and its existing dealer base may not continue to generate a volume of finance contracts comparable to the volume historically generated by such dealers, which could have a material adverse effect on our financial condition and results of operations.

Our profitability depends significantly on economic conditions in our lending markets.

Our success depends primarily on the general economic conditions of the specific local markets in which we operate. Unlike larger national or regional banks that are more geographically diversified, the Bank provides banking and financial services to customers primarily in the State of Georgia. The local economic conditions have a significant impact on the demand for our products and services as well as the ability of our customers to repay loans, the value of the collateral securing loans and the stability of our deposit funding sources. Adverse general economic conditions, caused by a significant economic slowdown, recession, inflation, acts of terrorism, outbreak of hostilities, or other international or domestic occurrences, unemployment, changes in securities markets, or other factors could impact local economic conditions and, in turn, have a material adverse effect on our financial condition and results of operations.

The earnings of financial services companies are significantly affected by general business and economic conditions.

Our operations and profitability are impacted by general business and economic conditions in the United States and abroad. These conditions include recession, short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance, and the strength of the U.S. economy and the local economies in which we operate, all of which are beyond our control. A deterioration in economic conditions could result in an increase in loan delinquencies and nonperforming assets, decreases in loan collateral values and a decrease in demand for our products and services, among other things, any of which could have a material adverse impact on our financial condition and results of operations.

Legislative and regulatory actions taken now or in the future may have a significant adverse effect on our operations.

Recent events in the financial services industry and, more generally, in the financial markets and the economy, have led to various proposals for changes in the regulation of the financial services industry. The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, made a number of material changes in banking regulations. The full impact of these changes remains to be seen. However, Fidelity anticipates that its compliance costs will increase as a result of the various new regulations required under the Dodd-Frank Act. Changes arising from implementation of the Dodd-Frank Act and any other new legislation may impact the profitability of our business activities, require us to raise additional capital or change certain of our business practices, require us to divest certain business lines, materially affect our business model or affect retention of key personnel, and could expose us to additional costs, including increased compliance costs. These changes may also require us to invest significant management attention and resources to make any necessary changes, and could therefore also adversely affect our business and operations.

Increases in FDIC premiums could have a material adverse effect on our future earnings.

The FDIC insures deposits at FDIC insured financial institutions, including the Bank. The FDIC charges the insured financial institutions premiums to maintain the Deposit Insurance Fund at an adequate level. During the prior economic recession, the FDIC increased its assessment rates and imposed special assessments. The FDIC may further increase these rates and impose additional special assessments in the future, which could have a material adverse effect on future earnings.

There are substantial regulatory limitations on changes of control of bank holding companies.

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock.

Future dividend payments on common stock and common stock repurchases are restricted by the terms of the Preferred Stock.

Under the terms of the Preferred Stock, as long as the Preferred Stock are outstanding, cash dividend payments and repurchases or redemptions relating to certain equity securities, including our common stock, are prohibited until and unless all accrued and unpaid dividends are paid on the Preferred Stock, subject to certain limited exceptions. As a result, we may be unable to pay you cash dividends or make payments in respect of the common stock we are selling in this offering.

Liquidity is essential to our businesses and we rely on external sources to finance a significant portion of our operations.

Liquidity is essential to our businesses. Our liquidity could be substantially affected in a negative fashion by an inability to raise funding in the debt capital markets or the equity capital markets or an inability to access the secured lending markets. Factors that we cannot control, such as disruption of the financial markets or negative views about the financial services industry generally, could impair our ability to raise funding. In addition, our ability to raise funding could be impaired if lenders develop a negative perception of our financial prospects. Such negative perceptions could be developed if we suffer a decline in the level of our business activity or regulatory authorities take significant action against us, among other reasons. If we are unable to raise funding using the methods described above, we would likely need to finance or liquidate unencumbered assets to meet maturing liabilities. We may be unable to sell some of our assets, or we may have to sell assets at a discount from market value, either of which could adversely affect our results of operations and financial condition.

Fluctuations in interest rates could reduce our profitability and affect the value of our assets.

Like other financial institutions, our earnings and cash flows are subject to interest rate risk. A significant source of income is net interest income, which is the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. We expect that we will periodically experience imbalances in the interest rate sensitivities of our assets and liabilities and the relationships of various interest rates to each other. Over any defined period of time, our interest-earning assets may be more sensitive to changes in market interest rates than our interest-bearing liabilities, or vice versa. In addition, the individual market interest rates underlying our loan and deposit products (e.g., prime versus competitive market deposit rates) may not change to the same degree over a given time period. In any event, if market interest rates should move contrary to our position, our earnings may be negatively affected. Also, the volume of nonperforming assets will negatively impact average yields if and as the volume increases. In addition, loan volume and quality and deposit volume and mix can be affected by market interest rates. As a result of the sustained low interest rate environment, an increasing percentage of our deposits are comprised of short-term certificates of deposit and other deposits yielding no or very low rates of interest. Changes in levels of market interest rates, including the current rate environment, could materially adversely affect our net interest spread, asset quality, origination volume and overall profitability. Income could also be adversely affected if the interest rates paid on deposits and other borrowings increase quicker than the interest rates received on loans and other investments during periods of rising interest rates.

We principally manage interest rate risk by managing our volume and the mix of our earning assets and funding liabilities. In a changing interest rate environment, we may not be able to manage this risk effectively. If we are unable to manage interest rate risk effectively, our business, financial condition, and results of operations could be materially harmed.

Changes in the level of interest rates also may negatively affect our ability to originate construction, commercial and residential real estate loans, the value of our assets, and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings.

We operate in a highly competitive industry and market areas.

We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and have more financial resources. Such competitors primarily include national, regional, and community banks within the markets in which we operate. Additionally, various out-of-state banks continue to enter the market areas in which we currently operate. We also face competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies, and other financial intermediaries. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services, as well as better pricing for those products and services. A weakening in our competitive position, could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Financial services companies depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports, and other financial information. We may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

We are subject to extensive governmental regulation.

We are subject to extensive supervision and regulation by Federal and state governmental agencies, including the Federal Reserve, the Georgia Department of Banking and Finance, or the GDBF, and the FDIC. Current and future legislation, regulations, and government policy could adversely affect the Company and the financial institution industry as a whole, including the cost of doing business. Although the impact of such legislation, regulations, and policies cannot be predicted, future changes may alter the structure of, and competitive relationships among, financial institutions and the cost of doing business, which could have a material adverse effect on our financial condition and results of operations.

Our growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate our capital resources will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our growth. If we raise capital through the issuance of additional shares of our common stock or other securities, it would dilute the ownership interest of our current shareholders and may dilute the per share book value of our common stock. New investors may also have rights, preferences and privileges senior to our current shareholders, which may adversely impact our current shareholders.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we may not have the ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth or acquisitions could be materially impaired, which could have a material adverse effect on our financial condition and results of operations.

We may become subject to more stringent capital requirements.

Federal banking regulators have jointly proposed and requested comment on proposed rules that, taken together, would establish an integrated regulatory capital framework that would generally implement the Basel III regulatory capital reforms in the United States. As proposed, the U.S. implementation of Basel III would generally lead to higher capital requirements and more restrictive leverage and liquidity ratios than those currently in place. If adopted in their proposed form, these new capital requirements would generally be phased in from 2013 to 2019. Additionally, the proposed rules contemplate that, for banking organizations with less than $15 billion in assets, such as us, the ability to treat trust preferred securities as Tier 1 capital would be phased out over a ten-year period. Compliance with these rules could impact our capital plans, affect returns on capital, and impose additional costs on us. The potential impact of the proposed new rules on us is being reviewed. The Basel III-related proposals may not be adopted in their current form, may change prior to adoption, and final rules may or may not become effective.

The building of market share through our branching strategy could cause our expenses to increase faster than revenues.

We intend to continue to build market share through our branching strategy. There are considerable costs involved in opening branches and new branches generally require a period of time to generate sufficient revenues to offset their costs, especially in areas in which we do not have an established presence.

Accordingly, any new branch can be expected to negatively impact our earnings for some period of time until the branch reaches certain economies of scale. Our expenses could be further increased if we encounter delays in the opening of new branches. Finally, new branches may not be successful, even after they have been established.

Potential acquisitions may disrupt our business and dilute shareholder value.

From time to time, we evaluate merger and acquisition opportunities and conduct due diligence activities related to possible strategic transactions with other financial institutions. There is no assurance that any such acquisitions or transactions will occur in the future. However, if we do acquire other banks, businesses, or branches or enter into strategic transactions, such acquisitions or transactions may involve various risks, including the following:

•	potential exposure to unknown or contingent liabilities of the target or other company;
•	exposure to potential asset quality issues of the target or other company;
•	difficulty and expense of integrating the operations and personnel of the target or other company;
•	potential disruption to our business;
•	potential diversion of management’s time and attention;
•	the possible loss of key employees and customers of the target or other company;
•	difficulty in estimating the value of the target or other company; and
•	potential changes in banking or tax laws or regulations that may affect the target or other company.

If we were to pay for acquisitions with shares of our common stock, some dilution of our tangible book value and net income per common share may occur since acquisitions may involve the payment of a premium over book and market values. Furthermore, failure to realize the expected benefits of an acquisition or strategic transaction, such as anticipated revenue increases, cost savings, or increased geographic or product presence, could have a material adverse effect on our financial condition and results of operations.

We are subject to risks related to FDIC-assisted transactions.

The ultimate success of our past FDIC-assisted transactions, and any FDIC-assisted transactions in which we may participate in the future, will depend on a number of factors, including our ability:

•	to fully integrate the branches acquired into the Bank’s operations;
•	to limit the outflow of deposits held by our new customers in the acquired branches and to retain and manage interest-earning assets acquired in FDIC-assisted transactions;
•	to generate new interest-earning assets in the geographic areas previously served by the acquired banks;
•	to effectively compete in new markets in which we did not previously have a presence;
•	to control the incremental noninterest expense from the acquired branches in a manner that enables us to maintain a favorable overall efficiency ratio;
•	to retain and attract the appropriate personnel to staff the acquired branches;
•	to earn acceptable levels of interest and noninterest income, including fee income, from the acquired branches; and
•	to reasonably estimate cash flows for acquired loans to mitigate exposure greater than estimated losses at the time of acquisition.

As with any acquisition involving a financial institution, including FDIC-assisted transactions, there may be higher than average levels of service disruptions that would cause inconveniences to our new customers or potentially increase the effectiveness of competing financial institutions in attracting our customers. Integration efforts will also likely divert management’s attention and resources. We may be unable to integrate acquired branches successfully, and the integration process could result in the loss of key employees, the disruption of ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the FDIC-assisted transactions. We may also encounter unexpected difficulties or costs during the integration that could adversely affect our earnings and financial condition. Additionally, we may be unable to achieve results in the future similar to those achieved by our existing banking business, to compete effectively in the market areas previously served by the acquired branches or to manage effectively any growth resulting from FDIC-assisted transactions.

Our ability to continue to receive the benefits of our loss share arrangements with the FDIC is conditioned upon our compliance with certain requirements under the agreements.

We are the beneficiary of loss share agreements with the FDIC that calls for the FDIC to fund a portion of our losses on loss share assets we acquired in connection with our FDIC-assisted transactions. To recover a portion of our losses and retain the loss share protection, we must comply with certain requirements imposed by the agreement. The requirements of the agreements relate primarily to our administration of the assets covered by the agreement, as well as our obtaining the consent of the FDIC to engage in certain corporate transactions that may be deemed under the agreements to constitute a transfer of the loss share benefits. When the consent of the FDIC is required under the loss share agreements, the FDIC may withhold its consent or may condition its consent on terms that we do not find acceptable. If the FDIC does not grant its consent to a transaction we would like to pursue, or conditions its consent on terms that we do not find acceptable, we may be unable to engage in a corporate transaction that might otherwise benefit our shareholders or we may elect to pursue such a transaction without obtaining the FDIC’s consent, which could result in termination of our loss share agreements with the FDIC.

Changes in national and local economic conditions could lead to higher loan charge-offs in connection with assets acquired in our past FDIC-assisted transactions and the loss sharing agreement with the FDIC may not cover all of those charge-offs.

In connection with the acquisitions of assets in our past FDIC-assisted transactions, we acquired portfolios of loans. Although we have marked down the loan portfolios we acquired, the non-impaired loans we acquired may become impaired or may further deteriorate in value, resulting in additional charge-offs to our loan portfolio. The fluctuations in national, regional and local economic conditions, including those related to local residential, commercial real estate and construction markets, may increase the level of charge-offs that we make to our loan portfolio and consequently reduce our capital. The fluctuations are not predictable, cannot be controlled and may have a material adverse impact on our operations and financial condition even if other favorable events occur.

Our loss sharing arrangements with the FDIC will not cover all of our losses on loans we acquired.

Although we have entered into loss share agreements with the FDIC that provides that the FDIC will bear a significant portion of losses related to specified loan portfolios that we acquired, we are not protected for all losses resulting from charge-offs with respect to those specified loan portfolios. Additionally, the loss sharing agreements have limited terms. Therefore, the FDIC will not reimburse us for any charge-off or related losses that we experience after the term of the loss share agreements, and any such charge-offs would negatively impact our net income. Moreover, the loss share provisions in the loss share agreements may be administered improperly, or the FDIC may interpret those provisions in a way different that we do. In any of those events, our losses could increase.

Our controls and procedures may fail or be circumvented.

Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations, and financial condition.

We may not be able to attract and retain skilled people.

Our success depends, in large part, on our ability to attract and retain key people. Competition for the best people in most activities that we engage in can be intense and we may not be able to hire people or to retain them. The unexpected loss of services of one or more of our key personnel could have a material adverse impact on our business because of their skills, knowledge of our market, years of industry experience, and the difficulty of promptly finding qualified replacement personnel.

Our information systems we use to operate our business may experience an interruption or breach in security.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan, and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, such failures, interruptions or security breaches may still occur and, if they do occur, they may not be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

Our online banking and other customer electronic information systems may experience a security breach, computer virus or disruption of service.

We provide our customers the ability to bank online. The secure transmission of confidential information over the Internet is a critical element of online banking. While we use qualified third party vendors to test and audit our network, our network could become vulnerable to unauthorized access, computer viruses, phishing schemes and other security problems. The Bank may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that our activities or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us or the Bank to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in the Bank’s systems and could adversely affect its reputation and its ability to generate deposits. Any failures, interruptions or security breaches could result in damage to our reputation, a loss of customer business, increased regulatory scrutiny, or possible exposure to financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

Our business is technology dependent, and an inability to invest in technological improvements may adversely affect our earnings and financial condition.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services, which may require substantial capital expenditures to modify or adapt existing products and services. In addition to better customer service, the effective use of technology increases efficiency and results in reduced costs. Our future success will depend in part upon our ability to use technology to provide products and services that provide convenience to customers and to create additional efficiencies in operations. Many competitors have substantially greater resources to invest in technological improvements. Technological improvements may not increase our operational efficiency and we may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. The ability to keep pace with technological change is important, and the failure to do so on our part could have a material adverse impact on our business and therefore on our financial condition and results of operations.

We are subject to claims and litigation.

From time to time, customers and others make claims and take legal action pertaining to the Company’s performance of our responsibilities. Whether customer claims and legal action related to the Company’s performance of our responsibilities are founded or unfounded, or if such claims and legal actions are not resolved in a manner favorable to the Company, they may result in significant financial liability and/or adversely affect the market perception of the Company and our products and services, as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Negative public opinion could damage our reputation and adversely impact business and revenues.

The risk to our business, earnings and capital from negative public opinion regarding the reputation of the Company, our competitors, and the financial institutions industry in general, is inherent in our business. In addition, negative public opinion of third parties with whom we have important relationships may adversely impact our reputation. Negative public opinion may result from our actual or alleged conduct in any number of activities, including lending practices, the failure of a product or service to meet the clients’ expectations or applicable regulatory requirements, corporate governance and acquisitions, or from actions taken by government regulators and community organizations in response to those activities. Actual or alleged conduct by one of the business lines may result in negative public opinion about the other business lines. Negative public opinion may adversely affect our ability to keep and attract clients and employees and may expose us to litigation and regulatory action. Although we take steps to minimize reputation risk in dealing with our clients and communities, this risk will always be present given the nature of our business.

Risks Related to Our Common Stock and this Offering

Our stock price can be volatile.

Stock price volatility may make it more difficult for shareholders to resell common stock when they want and at prices they find attractive. Our stock price can fluctuate significantly in response to a variety of factors including, among other things:

•	news reports relating to trends, concerns and other issues in the financial services industry;
•	actual or anticipated variations in quarterly results of operations;
•	recommendations by securities analysts;
•	operating and stock price performance of other companies that investors deem comparable to us;
•	perceptions in the marketplace regarding the Company and/or our competitors;
•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or our competitors;
•	changes in government laws and regulation; and
•	geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors, and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause our stock price to decrease, regardless of operating results.

Our common stock trading volume is less than that of other larger financial services companies.

Although our common stock is listed for trading on the NASDAQ Global Select Market, the trading volume in our common stock is less than that of larger financial services companies. A public trading market having the desired characteristics of depth, liquidity, and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause our stock price to fall.

Issuing additional shares of our common stock to acquire other banks, bank holding companies, financial holding companies and/or insurance agencies may result in dilution for existing shareholders and may adversely affect the market price of our stock.

In connection with our growth strategy, we may issue in the future, shares of our common stock to acquire additional banks, bank holding companies, financial holding companies, insurance agencies and/or other businesses related to the financial services industry that may compliment our organizational structure. Resales of substantial amounts of common stock in the public market and the potential of such sales could adversely affect the prevailing market price of our common stock and impair our ability to raise additional capital through the sale of equity securities. We may be required to pay an acquisition premium above the fair market value of acquired assets for the acquisition of banks, bank holding companies, financial holding companies and insurance agencies. Paying this acquisition premium, in addition to the dilutive effect of issuing additional shares, may also adversely affect the prevailing market price of our common stock.

Our ability to declare and pay dividends is limited.

There can be no assurance of whether or when we may pay dividends in the future. Future dividends, if any, will be declared and paid at the discretion of our board of directors and will depend on a number of factors. Historically, the principal source of funds used by us to pay cash dividends has been dividends received from the Bank. Although the Bank’s asset quality, earnings performance, liquidity and capital requirements will be taken into account before any future dividends are declared or paid by the Company, our board of directors will also consider our liquidity and capital requirements and our board of directors could determine to declare and pay dividends without relying on dividend payments from the Bank.

Federal and state banking laws and regulations and state corporate laws restrict the amount of dividends Fidelity or the Bank may declare and pay. For example, under the regulations of the GDBF, dividends may not be declared out of the retained earnings of a state bank without first obtaining the written permission of the GDBF, unless such bank meets all the following requirements:

(a) total classified assets as of the most recent examination of the bank do not exceed 80% of equity capital (as defined by regulation);

(b) the aggregate amount of dividends declared or anticipated to be declared in the calendar year does not exceed 50% of the net profits after taxes but before dividends for the previous calendar year; and

(c) the ratio of equity capital to adjusted assets is not less than 6%.

The payment of dividends by Fidelity and the Bank may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending upon the financial condition of the bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The FDIC has issued a policy statement providing that insured banks should generally only pay dividends out of current operating earnings. In addition to the formal statutes and regulations, regulatory authorities consider the adequacy of the Bank’s total capital in relation to its assets, deposits and other such items. Capital adequacy considerations could further limit the availability of dividends to the Bank.

The market price of our common stock may decline after this offering.

We are currently offering for sale              shares of our common stock (              shares of common stock if the underwriters exercise their over-allotment option in full). The possibility that substantial amounts of shares of our common stock may be sold in the public market may cause prevailing market prices for our common stock to decrease. Additionally, because stock prices generally fluctuate over time, purchasers of common stock in the offering may not be able to sell shares after the offering at a price equal to or greater than the actual purchase price. Broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low. Purchasers should consider these factors in determining whether to purchase shares of common stock and the timing of any sale of shares of common stock.

The price of our common stock may fluctuate significantly, which may make it difficult for you to resell shares of our common stock owned by you at times or at prices you find attractive.

Our stock price may fluctuate significantly as a result of a variety of factors, many of which are beyond our control. The market for our common stock historically has experienced and may continue to experience significant price and volume fluctuations similar to those experienced by the broader stock market in recent years. Generally, the fluctuations experienced by the broader stock market have affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock. In addition, our announcements of our quarterly or annual financial results, changes in general conditions in the economy or the financial markets and other developments affecting us, our affiliates or our competitors could cause the market price of our common stock to fluctuate substantially.

We expect that the market price of our common stock will continue to fluctuate and our common stock may not trade at prices at or above the price offered hereby.

Provisions in our Bylaws and our Tax Benefits Preservation Plan may make it more difficult for another party to obtain control.

Our bylaws provide that the provisions of Article 11A of the Georgia Business Corporation Code, or the Business Combination Statute, apply to the Company. We have also adopted a Tax Benefits Preservation Plan. Our bylaws and Tax Benefits Preservation Plan could make it more difficult for a third party to acquire control of us or could have the effect of discouraging a third party from attempting to acquire control of us. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be at a price attractive to some of our shareholders.

The exercise of the Warrant by the Treasury would dilute existing shareholders’ ownership interest and may make it more difficult for us to take certain actions that may be in the best interest of shareholders.

In December, 2008, we sold to the Treasury our Preferred Stock and a Warrant to purchase 2,266,458 shares of common stock at a price of $3.19 per share, subject to certain adjustments. While the Treasury auctioned our Preferred Stock in 2012, it did not sell and continues to hold the Warrant. The Warrant currently allows the Treasury to purchase 2,575,081.14 shares of common stock at a price of $2.808 per share. If the Treasury exercises the entire Warrant, it would result in a significant dilution to the ownership interest of our existing shareholders. Further, if the Treasury exercises the entire Warrant, it will become the second largest shareholder of Fidelity. The Treasury has agreed that it will not exercise voting power with regard to the shares that it acquires by exercising the Warrant. However, Treasury’s abstention from voting may make it more difficult for us to obtain shareholder approval for those matters that require a majority of total shares outstanding, such as a business combination involving Fidelity.

Securities that we issue, including our common stock, are not FDIC insured.

Securities that we issue, including our common stock, are not savings or deposit accounts or other obligations of any bank and are not insured by the FDIC or any other governmental agency or instrumentality or any private insurer and are subject to investment risk, including the possible loss of your investment.

We may issue debt or equity securities or securities convertible into equity securities, any of which may be senior to our common stock as to distributions and in liquidation, which could negatively affect the value of our common stock.

In the future, we may attempt to increase our capital resources by entering into debt or debt-like financing that is unsecured or secured by all or up to all of our assets, or by issuing additional debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, preferred stock or securities convertible into or exchangeable for equity securities. In the event of our liquidation, our lenders and holders of our debt and preferred securities would receive a distribution of our available assets before distributions to the holders of our common stock. Because any decision to incur debt or issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDENDS PAID

Fidelity’s common stock trades on the NASDAQ Global Select Market under the symbol LION. The following table sets forth the high and low closing sale prices (adjusted for stock dividends) for the common stock for the calendar quarters indicated, as published by the NASDAQ Stock Market, LLC.

Market Price

Calendar Period	High(*)	Low(*)	Cash Dividends Declared
Quarter ended March 31, 2013	$11.81	$9.56	$—
Quarter ended December 31, 2012	10.09	8.67	—
Quarter ended September 30, 2012	9.59	8.24	—
Quarter ended June 30, 2012	8.63	6.39	—

Quarter ended March 31, 2012	$6.50	$5.51	$—
Quarter ended December 31, 2011	6.30	5.46	0.01
Quarter ended September 30, 2011	6.73	5.00	0.01
Quarter ended June 30, 2011	7.80	5.83	—

(*)	Adjusted for stock dividends (excluding the May 2013 dividend).

As of March 1, 2013, there were approximately 900 shareholders of record. In addition, shares of approximately 2,000 beneficial owners of Fidelity’s common stock were held by brokers, dealers, and their nominees as of such date.

Dividends

For 2012, and the first quarter of 2013, the Company did not declare a cash dividend. On April 19, 2013, Fidelity’s board of directors approved the distribution of a stock dividend on May 14, 2013 of one new share for every 120 shares held on the record date of May 1, 2013. Stock dividends declared, by quarter, for the years ended December 31, 2012 and 2011 were as follows:

	2012	2011
First quarter stock dividend	1 for 60	1 for 200
Second quarter stock dividend	1 for 60	1 for 200
Third quarter stock dividend	1 for 60	None
Fourth quarter stock dividend	1 for 100	None

Future dividends will require a quarterly review of current and projected earnings for the remainder of 2013 in relation to capital requirements prior to the determination of the dividend, and be subject to regulatory restrictions under applicable law.

The following schedule summarizes cash dividends declared and paid per share of common stock for the last three years:

	Dividend
	2012	2011	2010
First Quarter	$—	$—	$—
Second Quarter	—	—	—
Third Quarter	—	0.01	—
Fourth Quarter	—	0.01	—

For the Year	$—	$0.02	$—

Pursuant to the rights and preferences of our Preferred Stock, as long as any shares of our Preferred Stock are outstanding, dividend payments are prohibited until all accrued and unpaid dividends are paid on our Preferred Stock, subject to certain limited exceptions. On June 27, 2012, the Treasury sold all of its shares of our Preferred Stock, acquired in December 2008 under TARP, in a public offering as part of a modified Dutch auction process. The Company did not receive any proceeds from this auction; however the Company’s operations are no longer limited by the TARP restrictions or regulations regarding executive compensation. In addition, certain terms set forth in the Letter Agreement only applied so long as Treasury held our Preferred Stock and are no longer applicable.

See Note 14 to the consolidated financial statements in our Annual Report on Form 10-K for a further discussion of the restrictions on our ability to pay dividends.

USE OF PROCEEDS

We anticipate receiving $         million (or $         million if the underwriters exercise their over-allotment option in full) in net proceeds from the sale of our common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from the sale of our common stock in this offering, together with our cash on hand as necessary, to: (i) redeem the $48.2 million in shares of our Preferred Stock, originally issued to the Treasury under the TARP Program; and (ii) redeem the two series of our TruPS with an aggregate outstanding principal amount of $20.5 million, plus an estimated $410 thousand of after-tax redemption premiums. The redemption premium does not include $240 thousand of additional after-tax non-cash expense related to capitalized issuance costs. We have applied for approval from the Federal Reserve Bank of Atlanta to redeem our Preferred Stock and we believe we will obtain the requisite approval following this offering. We intend to use any remaining net proceeds for general corporate purposes. Pending the application of the net proceeds, we expect to invest the net proceeds from this offering temporarily in short-term obligations.

CAPITALIZATION

The table below sets forth our consolidated capitalization as of March 31, 2013:

•	on an actual basis; and
•

as adjusted to give effect to (1) the issuance and sale of our common stock offered hereby, assuming that              shares of our common stock are sold in this offering at $         per share and that the net proceeds thereof are $         million after deducting underwriting discounts and commissions and our estimated expenses, and (2) the redemption of our Preferred Stock and TruPS.

The information is only a summary and should be read together with the financial information incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of March 31, 2013
	Actual	As Adjusted(1)
($ in thousands, except per share data)
Cash and cash equivalents	$40,262	$

LONG-TERM DEBT:
Subordinated debt	67,527

Total long-term debt	77,527

SHAREHOLDERS’ EQUITY:
Preferred stock, no par value. Authorized 10,000,000; 48,200 shares issued and outstanding, net of discount at March 31, 2013 and zero as adjusted	$47,564		$—
Common stock, no par value. Authorized 50,000,000; issued and outstanding 14,971,580 at March 31, 2013, actual, and as adjusted	84,777
Accumulated other comprehensive gain, net of tax	3,376		3,376
Retained earnings	63,584

Total shareholders’ equity	199,301

Total capitalization	$276,828	$

CAPITAL RATIOS:
Total risk-based capital ratio	13.48%			%
Tier 1 risk-based capital ratio	12.22%			%
Leverage capital ratio	10.51%			%

(1)

As a result of the anticipated redemption of our Preferred Stock and TruPS, we estimate that we will incur a total after-tax non-cash charge of $876 thousand, as of March 31, 2013, which includes a non-taxable charge of $636 thousand related to accelerated accretion of the remaining preferred stock discount and an after-tax charge of $240 thousand related to capitalized issuance costs of our TruPS.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement with Keefe, Bruyette & Woods, as the representative of the underwriters named below, each underwriter named below has severally agreed to purchase from us the respective number of shares of our common stock set forth opposite its name in the following table:

Name	Number of Shares
Keefe, Bruyette & Woods, Inc.
Robert W. Baird & Co. Incorporated
FIG Partners, LLC

Total

The underwriting agreement provides that the underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares of our common stock, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the underwriters’ several obligations to purchase our common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true;
•	there is no material adverse change in the financial markets; and
•	we deliver customary closing documents and legal opinions to the underwriters.

Subject to these conditions, the underwriters are committed to purchase and pay for all shares of common stock offered by this prospectus supplement, if any such shares of our common stock are purchased. The underwriters are not, however, obligated to purchase or pay for the shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until they exercise this option.

The common stock is being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part.

Offering Price

We have been advised that the underwriters propose to offer our common stock to the public at the offering price set forth on the cover of this prospectus supplement and to certain selected dealers at this price, less a concession not in excess of $         per share. The underwriters may allow, and any selected dealers may reallow, a concession not to exceed $         per share to certain brokers and dealers. After our common stock is released for sale to the public, the offering price and other selling terms may from time to time be changed by the underwriters.

Electronic Prospectus Delivery

A prospectus supplement in electronic format may be made available on the websites maintained by one or more of the underwriters. In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically. The representative may agree to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. The representative will allocate shares of our common stock to underwriters that may make Internet distributions on the same basis as other allocations. Other than this prospectus supplement in electronic format, the information on any of these websites and any other information contained on a website maintained by an underwriter or syndicate member is not part of this prospectus supplement.

Over-Allotment Option

We have granted to the underwriters a 30-day over-allotment option, from the date of the pricing of this offering, to purchase up to an aggregate of              shares of our common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus supplement.

Underwriting Discounts and Offering Expenses

The table below shows the per share and total underwriting discount that we will pay to the underwriters. These amounts are shown reflecting no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

We have agreed to reimburse the underwriters for certain expenses incurred by them in connection with the offering. We estimate that our share of the total offering expenses, excluding underwriting discounts, will be approximately $500,000.

Indemnification and Contribution

We have agreed to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Lock-Up Agreements

We, our executive officers and our directors have agreed that for a period of 90 days from the date of this prospectus supplement, neither we nor any of our executive officers or directors will, without the prior written consent of Keefe, Bruyette & Woods, as the representative of the underwriters, sell, offer to sell or otherwise dispose of or hedge any of our common stock or any securities convertible into or exercisable or exchangeable for our common stock. These lock-up agreements contain exceptions, including for certain gifts, estate planning transactions, lending transactions, and exercises of currently outstanding options. In addition, the lock-up agreements executed by Messrs. Miller and Smith permit each of them to make “cashless exercises” of certain currently outstanding options to acquire an aggregate of 51,000 shares of common stock, which outstanding options would otherwise expire on July 22, 2013, only to cover the aggregate exercise price of such outstanding options. Keefe, Bruyette & Woods, in its sole discretion, may release the securities subject to these lock-up agreements at any time without notice.

NASDAQ Listing

The shares of our common stock have been approved for listing and will be eligible for trading on NASDAQ under the symbol “LION.”

Price Stabilization and Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;
•	short sales; and
•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, the underwriters may discontinue them at any time. The underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise.

Passive Market Marketing

In connection with this offering, the underwriters and selected dealers may engage in passive market making transactions in our common stock on NASDAQ in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and selected dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment advisory, investment research, principal investment, hedging, financing, loan referrals, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, and may in the future engage, in various financial advisory, investment banking loan referrals and commercial banking services with us and our affiliates, for which they received or paid, or may receive or pay, customary compensation, fees and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

Other Considerations

It is expected that delivery of the common stock will be made against payment therefore on or about the date specified on the cover page of this prospectus supplement. Under Rule 15c6-1 promulgated under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock offered hereby which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that

Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of Keefe, Bruyette & Woods, Inc. for any such offer; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares of common stock offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom.

VALIDITY OF THE COMMON STOCK

The validity of the common stock offered by this prospectus supplement will be passed upon for us by Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, Memphis, Tennessee. Certain legal matters will be passed upon for the underwriters by DLA Piper LLP (US), Washington, D.C.

EXPERTS

The consolidated financial statements of Fidelity Southern Corporation appearing in Fidelity Southern Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2012, and the effectiveness of Fidelity Southern Corporation’s internal control over financial reporting as of December 31, 2012 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

$70,000,000

Common Stock

Preferred Stock

Warrants

Debt Securities

This prospectus relates to common stock, no par value, preferred stock, no par value, warrants to purchase shares of common stock, and debt securities that Fidelity Southern Corporation may sell separately or together in one or more combinations from time to time in one or more offerings up to a total public offering price of $70,000,000 (or its equivalent in foreign or composite currencies or currency units) on terms to be determined at the time of sale. This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. Each time we offer and sell securities, the specific terms of any securities to be offered and the specific manner in which they may be offered will be described in one or more prospectus supplements. You should read this prospectus and the applicable prospectus supplement, as well as the documents incorporated by reference or deemed incorporated by reference into this prospectus and any prospectus supplement. This prospectus may not be used to offer or sell securities unless accompanied by a prospectus supplement.

Our common stock is listed and traded on the NASDAQ Global Select Market under the symbol “LION.” Our principal offices are located at 3490 Piedmont Road NE, Suite 1550, Atlanta, Georgia 30305, and our phone number is (404) 240-1504.

The securities covered by this prospectus may be offered and sold directly to purchasers, to or through underwriters, through dealers or agents, or through a combination of such methods. The prospectus supplement with respect to the securities being offered will set forth the terms of the offering of those securities, including the names of the underwriters, dealers or agents, if any, the purchase price, the net proceeds to us, any underwriting discounts and other items constituting underwriters’ compensation, the initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed. We may also describe the plan of distribution for any particular offering of these securities in any applicable prospectus supplement.

The securities covered by this prospectus are not deposits, savings accounts, or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 3 of this prospectus. We may include specific risk factors in an applicable prospectus supplement under the heading “Risk Factors.” You should review that section of the prospectus supplement for a discussion of matters that investors in our securities should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 3, 2012.

You should rely only on the information contained or incorporated by reference in this prospectus or in any prospectus supplement or free writing prospectus we may authorize to be delivered to you. We have not authorized anyone to provide you with information that is different from such information. If anyone provides you with different information, you should not rely on it. You should assume that the information contained in this prospectus, any prospectus supplement and any free writing prospectus is accurate only as of the date on its cover page and that any information we have incorporated by reference herein or therein is accurate only as of the date given in the document incorporated by reference.

References to our website have been provided for reference only, and information on our website does not constitute part of this prospectus. Neither this prospectus nor any prospectus supplement or free writing prospectus is an offer to sell or the solicitation of an offer to buy our common stock in any circumstances or jurisdictions where the offer or sale is not permitted.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that has been filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we may offer and sell separately or together in one or more combinations from time to time in one or more offerings, common stock, preferred stock, warrants, or debt securities, collectively referred to herein as the securities, up to a total public offering price of $70,000,000 (or its equivalent in foreign or composite currencies or currency units) on terms to be determined at the time of sale.

Each time we offer securities, we will provide the specific terms of the offering in a supplement to this prospectus. You should read this prospectus and the applicable prospectus supplement, as well as the documents incorporated by reference or deemed incorporated by reference into this prospectus and any prospectus supplement. This prospectus may not be used to offer or sell securities unless accompanied by a prospectus supplement. The prospectus supplement also may add, update or change information in this prospectus. If there is any inconsistency between the information in the prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information About Fidelity and Documents Included with this Prospectus beginning on page 15 of this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information that we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

As used in this prospectus, unless the context requires otherwise, the terms “we,” “us,” “our,” “Fidelity,” or “the Company” refer to Fidelity Southern Corporation and its subsidiaries on a consolidated basis and all references in this prospectus to “stock,” “our stock,” “your stock,” or “shares” refer to our common stock. The term “Fidelity Bank” or “Bank” refers to our principal operating subsidiary, Fidelity Bank.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and information that is incorporated by reference in this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that reflect our current expectations relating to present or future trends or factors generally affecting the banking industry and specifically affecting our operations, markets and services. Without limiting the foregoing, the words “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon assumptions we believe are reasonable and may relate to, among other things, the difficult economic conditions and the economy’s impact on operating results, credit quality, liquidity, capital, the adequacy of the allowance for loan losses, changes in interest rates, and litigation results. These forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those projected for many reasons, including without limitation, changing events and trends that have influenced our assumptions.

These trends and events include (1) risks associated with our loan portfolio, including difficulties in maintaining quality loan growth, greater loan losses than historic levels, the risk of an insufficient allowance for loan losses, and expenses associated with managing nonperforming assets, unique risks associated with our construction and land development loans, our ability to maintain and service relationships with automobile dealers and indirect automobile loan purchasers, and our ability to profitably manage changes in our indirect automobile lending operations; (2) risks associated with adverse economic conditions, including risk of continued stagnation in real estate values in the Atlanta, Georgia, metropolitan area and in eastern and northern Florida markets, conditions in the financial markets and economic conditions generally and the impact of efforts to address difficult market and economic conditions; a stagnant economy and its impact on operations and credit quality, the impact of a recession on our consumer loan portfolio and its potential impact on our commercial portfolio, changes in the interest rate environment and their impact on our net interest margin, and inflation; (3) risks associated with government regulation and programs, uncertainty with respect to future governmental economic and regulatory measures, new regulatory requirements imposed by the Dodd-Frank Act and the Bureau of Consumer Financial Protection, new regulatory requirements for residential mortgage loan services, the winding down of governmental emergency measures intended to stabilize the financial system, and numerous legislative proposals to further regulate the financial services industry, the impact of and adverse changes in the governmental regulatory requirements affecting us, and changes in political, legislative and economic conditions; (4) the ability to maintain adequate liquidity and sources of liquidity; (5) our ability to maintain sufficient capital and to raise additional capital; (6) the accuracy and completeness of information from customers and our counterparties; (7) the effectiveness of our controls and procedures; (8) our ability to attract and retain skilled people; (9) greater competitive pressures among financial institutions in our market; (10) failure to achieve the revenue increases expected to result from our investments in our growth strategies, including our branch additions and in our transaction deposit and lending businesses; (11) the volatility and limited trading of our common stock; (12) the impact of dilution on our common stock; (13) risks related to Federal Deposit Insurance Corporation (“FDIC”)-assisted transactions; compliance with certain requirements under our FDIC loss share agreements; changes in national and local economic conditions resulting in higher charge-offs not covered by the FDIC loss share agreements; and (14) risks associated with technological changes and the possibility of cyber-fraud.

This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included herein and are not intended to represent a complete list of all risks and uncertainties in our business. Investors are encouraged to read the risks discussed under “Risk Factors” on page 2 of this prospectus and the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011. Additional information and other factors that could affect future financial results are included in our filings with the Securities and Exchange Commission (“SEC”).

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this Special Note. Our actual results may differ significantly from those we discuss in these forward-looking statements. Any forward-looking statement speaks only as of the date that the statement was made, and, except as required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which we made the statement or to reflect the occurrence of unanticipated events.

RISK FACTORS

Investing in our securities involves a degree of risk. You should carefully review the risks and uncertainties described below and in our most recent Annual Report on Form 10-K, as updated by any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K that we have filed or will file with the SEC and which are incorporated by reference into this prospectus, as well as the risk factors and other information contained in any applicable prospectus supplement and any related free writing prospectus. The risks described in these documents are not the only ones we face, but those that we currently consider to be material. There may be other unknown or unpredictable economic, business, competitive, regulatory, or other factors that could have material adverse effects on our future results. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. Please also read carefully the section above entitled “Special Note Regarding Forward-Looking Statements” at page 1.

ABOUT FIDELITY SOUTHERN CORPORATION

Fidelity is a bank holding company headquartered in Atlanta, Georgia. We conduct operations primarily though the Bank, a state chartered wholly-owned subsidiary bank. The Bank was organized as a national banking corporation in 1973 and converted to a Georgia chartered state bank in 2003. LionMark Insurance Company is a wholly-owned subsidiary of Fidelity and is an insurance agency offering consumer credit related insurance products. Fidelity also owns five subsidiaries established to issue trust preferred securities.

At December 31, 2011, we had total assets of $2.235 billion, total loans of $1.757 billion, total deposits of $1.872 billion, and shareholders’ equity of $167.3 million.

Our principal executive offices are located at 3490 Piedmont Road, Suite 1550, Atlanta, Georgia 30305. Our telephone number is (404) 240-1504. Our website is www.lionbank.com. Information on our website is not incorporated into this prospectus by reference and is not part of this prospectus.

Please refer to the “Business” section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and the “Financial Information” section on Form 10-Q for the quarterly period ended June 30, 2012 incorporated by reference into this prospectus for further information concerning our business.

USE OF PROCEEDS

Unless otherwise set forth in the applicable prospectus supplement, we intend to apply the net proceeds from the securities we offer by this prospectus for Fidelity’s general corporate purposes, which may include funding our bank and non-bank subsidiaries, financing business expansion, or refinancing or extending the maturity of debt obligations and investments at the holding company level.

If required, we will include a more detailed description of the use of proceeds from any specific offering of securities in the prospectus supplement related to that offering.

PLAN OF DISTRIBUTION

The securities covered by this prospectus may be offered and sold directly to purchasers, to or through underwriters, through dealers or agents, or through a combination of such methods. The prospectus supplement with respect to the securities being offered will set forth the terms of the offering of those securities, including the names of the underwriters, dealers or agents, if any, the purchase price, the net proceeds to us, any underwriting discounts and other items constituting underwriters’ compensation, the initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed. We may also describe the plan of distribution for any particular offering of these securities in any applicable prospectus supplement.

If underwriters are used in an offering, we will execute an underwriting agreement with such underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more investment banking firms or others, as designated. If an underwriting syndicate is used, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

If dealers are used in an offering, we will sell the securities to the dealers as principals. The dealers then may resell the securities to the public at varying prices which they determine at the time of resale. The names of the dealers and the terms of the transaction will be specified in a prospectus supplement.

The securities may be sold directly by us or through agents we designate from time to time at a fixed price or prices, which may be changed, or at varying prices determined at the time of sale. If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.

Dealers and agents named in a prospectus supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the securities described therein. In addition, we may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resales thereof.

Underwriters, dealers and agents may be entitled to indemnification by us against specific civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof, under underwriting or other agreements. The terms of any indemnification provisions will be set forth in a prospectus supplement. Certain underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of business.

If so indicated in a prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutional investors to purchase securities pursuant to contracts providing for payment and delivery on a future date. We may enter into contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutional investors. The obligations of any institutional investor will be subject to the condition that its purchase of the offered securities will not be illegal at the time of delivery. The underwriters and other agents will not be responsible for the validity or performance of such contracts.

Each time we offer and sell securities, the applicable prospectus supplement will describe the securities exchange or market on which the securities may be listed or quoted, if any.

In compliance with guidelines of the Financial Industry Regulatory Authority, or FINRA, the maximum consideration or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Our ratio of earnings to combined fixed charges and preferred stock dividends for the six months ended June 30, 2012 and each of the fiscal years ended December 31, 2011, December 31, 2010, December 31, 2009, December 31, 2008 and December 31, 2007 are as follows:

	Six Months Ended June 30,		Years Ended December 31,
	2012		2011		2010		2009		2008		2007
Ratio of earnings to Fixed Charges
Including interest on deposits	3.06	x	1.72	x	1.48	x	0.83	x	0.63	x	1.13	x
Excluding interest on deposits	6.78		3.53		3.04		(0.06)		(1.39)		2.02

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Including interest on deposits	2.58	x	1.51	x	1.33	x	0.77	x	0.63	x	1.13	x
Excluding interest on deposits	4.45		2.35		2.08		(0.04)		(1.38)		2.02

Earnings consist of income from continuing operations before income taxes and combined fixed charges. Combined fixed charges consist of interest expense on all borrowings, including/excluding interest on deposits as noted, and preferred stock dividends. For all periods, we computed the ratios of earnings to combined fixed charges and preferred stock dividends by dividing earnings by combined fixed charges. If we do not redeem the Preferred Shares prior to February 15, 2014, the cost of this capital to us will increase substantially on and after that date, with the dividend rate increasing from 5.0% to 9.0% per annum, which would adversely affect our ratio of earnings to combined fixed charges and preferred stock dividends.

SECURITIES WE MAY OFFER

This prospectus contains summary descriptions of our common stock, preferred stock, warrants, and debt securities that we may offer from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the accompanying prospectus supplement and other offering material. The accompanying prospectus supplement may add, update or change the terms and conditions of the securities as described in this prospectus.

DESCRIPTION OF COMMON STOCK

The following summary of the material terms and provisions of our common stock is not complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation, or certificate of incorporation, and bylaws, as amended, and by the provisions of applicable Georgia law. You should refer to, and read this summary together with, our articles of incorporation and bylaws, as amended, to review all of the terms of our common stock.

General

We are authorized by our Amended and Restated Articles of Incorporation, referred to in this prospectus as our Articles of Incorporation, to issue 60,000,000 shares, consisting of 50,000,000 shares of common stock, without par value per share, and 10,000,000 shares of preferred stock, without par value per share. As of September 20, 2012, 14,296,996 shares of common stock were outstanding and 48,200 shares of preferred stock were outstanding. All of the outstanding shares of preferred stock are shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, referred to in this prospectus as Series A Preferred Stock, originally issued to the U.S. Department of the Treasury (the “ U.S. Treasury”) on December 19, 2008, pursuant to the Troubled Asset Relief Program (“TARP”) Capital Purchase Program. The U.S. Treasury sold all of its shares of Series A Preferred Stock to various investors in July 2012.

Our common stock is listed on the NASDAQ Capital Market under the symbol “LION.” Outstanding shares of our common stock are validly issued, fully paid and non-assessable.

Voting Rights

Holders of our common stock are entitled to one vote for each share that they hold. Shares of our common stock have no cumulative voting rights.

Dividends and Repurchases

Holders of our common stock are entitled to receive such dividends as our board of directors may, in its discretion, legally declare, subject to the dividend rights of any outstanding series of preferred stock and certain provisions described below under “Anti-Takeover Provisions.” Our Series A Preferred Stock has, and any other series of preferred stock we issue will have, preference over our common stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation or dissolution.

Our ability to declare or pay dividends or distributions on, or repurchase, redeem or otherwise acquire for consideration, shares of our common stock is restricted in the event that we fail to declare and pay full dividends (or declare and set aside a sum sufficient for payment thereof) on the Series A Preferred Stock.

Rights upon Liquidation or Dissolution

Subject to the preferential rights of any other shares or series of capital stock, if we dissolve, liquidate or wind up our affairs, either voluntarily or involuntarily, holders of our common stock will be entitled to share ratably in our assets legally available for distribution to those holders after the satisfaction of, or provision for, all of our debts and liabilities.

No Preemptive, Conversion or Redemption Rights

Holders of shares of our common stock do not have preemptive rights to subscribe for any new or additional securities, including shares of common stock that we may offer or sell or issue in the future. Holders of shares of common stock have no conversion, exchange or sinking fund rights. Shares of our common stock are not redeemable at our option or at the option of the holders of shares of common stock.

Shareholder Liability

All of our outstanding shares of common stock are fully paid and nonassessable. Under the Georgia Business Corporation Code, shareholders generally are not personally liable for a corporation’s acts or debts.

Anti-takeover Provisions

The provisions of our Articles of Incorporation, bylaws and Tax Benefits Preservation Plan summarized in the following paragraphs may have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in the shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult. Applicable federal and state laws may also restrict such tender offers or takeovers.

Board Discretion to Oppose Tender Offer

Our Articles of Incorporation provide that the board of directors may, if it deems advisable, oppose a tender or other offer, and take any lawful action to accomplish its purpose. In considering whether to oppose a tender offer, the board may, but is not legally obligated to consider any pertinent issues, and may determine, consistent with its fiduciary duties, to take action such as advising shareholders not to accept an offer, litigation against the offeror, filing complaints with governmental and regulatory authorities, acquiring our securities, selling or otherwise issuing authorized but unissued securities or granting options, acquiring another company, and soliciting an offer from another person.

Supermajority Required for Certain Transactions

Our Articles of Incorporation require that any merger, liquidation or dissolution of the Company, or any action that would result in the same, or other disposition of all or substantially all of our assets (other than certain security or pledging arrangements), requires approval by affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the issued and outstanding shares then entitled to vote on such matters.

Authorized but Unissued Stock

The authorized but unissued shares of common stock and preferred stock will be available or future issuance without shareholder approval, subject to applicable NASDAQ rules. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable our board of directors to issue shares to persons aligned with current management, which could render more difficult or discourage any attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management.

Number of Directors

Our bylaws provide that, generally, the number of directors may not consist of fewer than three or more than 24 members. Our shareholders fix the number of directors at each annual meeting; provided that the shareholders may, by affirmative vote of the holders of a majority of the shares entitled to vote in an election of directors, increase or decrease the number of directors and add or remove directors with or without cause at any time. Our board of directors may, by its action, increase the number of directors by two and elect directors to fill those vacancies, so long as the total number of directors does not exceed 24.

Certain Anti-Takeover Effects of Georgia Law

We have elected in our Bylaws to be subject to the Business Combination provisions of the Georgia Business Corporation Code. Under the Business Combinations provision, we are generally prohibited from entering into business combination transactions with any “interested shareholder” for a five-year period following the time that such shareholder became an interested shareholder unless:

•	prior to such time, the board of directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;

•

in the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder became the beneficial owner of at least 90% of the outstanding voting stock of the corporation which was not held by directors, officers, their affiliates or associates, subsidiaries or specified employee stock plans of the corporation; or

•

after becoming an interested shareholder, that shareholder acquired additional shares resulting in that shareholder owning at least 90% of the outstanding voting stock of the corporation, excluding shares held by directors, officers, their affiliates or associates, subsidiaries or specified employee stock plans of the corporation, and the business combination was approved by a majority of voting stock not held by the interested shareholder, directors, officers, their affiliates or associates, subsidiaries or specified employee stock plans of the corporation

Under the Georgia Business Corporation Code, repeal of the Bylaws subjecting us to this provision requires the affirmative vote of (i) at least two-thirds of the continuing directors, (ii) a majority of the shares of the Company other than shares beneficially owned by any interested shareholder and affiliates and associates of any interested shareholder, and (iii) 66 2/3% of the voting power of the then outstanding shares of the Company’s common stock and preferred stock voting together, to the extent shares of preferred stock have been afforded voting rights. A “continuing director” means (x) any director who is not an affiliate or associate of an interested shareholder or its affiliates other than the Company or our subsidiaries and who was a director prior to the date the shareholder became an interested shareholder, and (y) any successor to that director who is not an affiliate or associate of an interested shareholder or its affiliates other than the Company or our subsidiaries and who is recommended or elected by a majority of all the continuing directors. An “interested shareholder” includes any person other than the Company or our subsidiaries that (A) with its affiliates, beneficially owns or has the right to own 10% or more of the outstanding voting power of the Company, or (B) is an affiliate of the Company and has, at any time within the preceding two-year period, been the beneficial owner of 10% or more of the voting power of the Company.

Tax Benefits Preservation Plan

As of November 19, 2010, we adopted a Tax Benefits Preservation Plan designed to protect our ability to utilize our substantial tax assets. Our tax attributes include net operating losses that we could utilize in certain circumstances to offset taxable income and reduce our federal income tax liability. Our ability to use these tax benefits would be substantially limited if we were to experience an “ownership change” as defined under Section 382 of the Internal Revenue Code of 1986, as amended, and related Internal Revenue Service pronouncements. In general, an “ownership change” would occur if our “5-percent shareholders”, as defined under Section 382, collectively increased their ownership in Fidelity by more than 50% over a rolling three-year period. The Tax Benefits Preservation Plan is designed to reduce the likelihood that we will experience an ownership change by discouraging any person or group from becoming a beneficial owner of 5% or more of the our common stock then outstanding (referred to herein as a “Threshold Holder”).

In connection with the Tax Benefits Preservation Plan, our board of directors declared a dividend of one preferred share purchase right (individually, a “Right”, and collectively the “Rights”) in respect of each share of common stock outstanding at the close of business on December 6, 2010 and in respect of each share of common stock to become outstanding during the term of the plan. Each Right represents the right to purchase for an initial purchase price of $30.00, one-millionth of a share of our Series B Participating Cumulative Preferred Stock. The

Rights become exercisable by holders of those rights (other than a Threshold Holder) upon certain triggering events. Prior to such a triggering event, our board of directors may, at its option, exchange all or part of the then outstanding and exercisable Rights at an exchange ratio of one share of common stock per Right, subject to the adjustments and limitations described in the Tax Benefits Preservation Plan.

While the Tax Benefits Preservation Plan was established to protect our ability to utilize our substantial tax assets, it should be noted that:

•	the plan could have the effect of limiting transferability of our common stock because it makes it more difficult and more expensive to acquire our common stock;

•	the plan could decrease the marketability of our common stock and deter a potential acquirer of our common stock of the Company;

•

while the plan provides an economic disincentive for any one person or group to become a Threshold Holder and for any existing Threshold Holder to acquire more than a specified amount of additional shares, there can be no assurance that the plan will deter a shareholder from increasing its ownership interests beyond the limits set by the plan; and

•

our determination that the Company has not experienced an “ownership change” as defined under Section 382 and that the plan should create a disincentive for one to occur is based on current law and that any change in applicable law may result in an ownership change.

For more information on our Tax Benefits Preservation Plan, see the disclosure contained in our Registration Statement on Form 8-A filed with the SEC on November 23, 2010.

Transfer Agent

The transfer agent for our common stock is Computershare, 480 Washington Boulevard, Jersey City, New Jersey 07310-1900.

DESCRIPTION OF PREFERRED STOCK

General

Our board of directors is authorized to issue up to 10,000,000 shares of preferred stock, in one or more series, without shareholder approval. In connection with any such issuance, the board of directors may by resolution determine the designation, voting rights, preferences as to dividends, in liquidation or otherwise, participation, redemption, sinking fund, conversion, dividend or other special rights or powers, and the limitations, qualifications and restrictions of such shares of preferred stock. Of such authorized number of shares of preferred stock, (i) 48,200 shares of Series A Preferred Stock are authorized, issued and outstanding, and; (ii) 1,000 shares of Series B Participating Cumulative Preferred Stock are authorized, with no shares issued and outstanding.

Series A Preferred Stock

The Series A Preferred Stock consists of 48,200 shares having a liquidation amount per share equal to $1,000. The Series A Preferred Stock pays cumulative dividends at a rate of 5% per year until December 2013 and thereafter at a rate of 9% per year, prior to the payment of dividends on any shares of common stock. The Company may, at its option, redeem the Series A Preferred Stock at the liquidation amount plus accrued and unpaid dividends.

The Series A Preferred Stock is non-voting, except in limited circumstances. In the event that we do not pay dividends on the Series A Preferred Stock for six dividend periods, whether or not consecutive, the size of our board of directors will automatically be increased by two and the holders of the Series A Preferred Stock have the right to elect two directors to fill such newly created directorships at the next annual meeting and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods, including the latest completed dividend period, on all outstanding shares of Series A Preferred Stock have been declared and paid in full. The foregoing description of the Series A Preferred Stock is qualified in its entirety by reference to the Articles of Amendment to the Articles of Incorporation designating such series.

In July of 2012, the U.S. Treasury sold all of its shares of the Series A Preferred Stock in a public offering as part of a modified Dutch auction process.

Series B Participating Cumulative Preferred Stock

As described above under “Description of Our Common Stock—Anti-Takeover Provisions—Tax Benefits Preservation Plan,” our board of directors created a series of 1,000 shares of Series B Participating Cumulative Preferred Stock in connection with the Company’s Tax Benefits Preservation Plan. No shares of the Series B Participating Cumulative Preferred Stock are outstanding, and shares will only by issued if Rights are properly exercised by the Company’s shareholders.

Preferred Stock We May Offer

Prior to the issuance of a new series of preferred stock, we will amend our Articles of Incorporation by filing articles of amendment that will designate the number of shares of that series and the terms of that series. The issuance of any preferred stock could adversely affect the rights of the holders of common stock or other series of preferred stock and, therefore, reduce the value of the common stock or preferred stock. The ability of our board of directors to issue preferred stock could discourage, delay or prevent a takeover or other corporate action.

The terms of any particular series of preferred stock will be described in the prospectus supplement relating to that particular series of preferred stock, including, where applicable:

•	the designation, stated value and liquidation preference of such preferred stock and the number of shares offered;

•	the offering price;

•

the dividend rate or rates (or method of calculation), the date or dates from which dividends shall accrue, and whether such dividends shall be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to cumulate;

•	and redemption or sinking fund provisions;

•	the amount that shares of such series shall be entitled to receive in the event of our liquidation, dissolution or winding-up;

•	the terms and conditions, if any, on which shares of such series shall be convertible or exchangeable for shares of our stock of any other class or classes, or other series of the same class;

•	the voting rights, if any, of share of such series;

•	the status as to reissuance or sale of shares of such series redeemed, purchased or otherwise reacquired, or surrendered to us on conversion or exchange;

•

the conditions and restrictions, if any, on the payment of dividends or on the making of other distributions on, or the purchase, redemption or other acquisition by us or any subsidiary, of the common stock or of any other class of our shares ranking junior to the shares of such series as to dividends or upon liquidation;

•

the conditions and restrictions, if any, on the creation of indebtedness of us or of any subsidiary, or on the issuance of any additional stock ranking on a parity with or prior to the shares of such series as to dividends or upon liquidation; and

•	any additional dividend, liquidation, redemption, sinking or retirement fund and other rights, preferences, privileges, limitations and restrictions of such preferred stock.

Unless otherwise specified in the applicable prospectus supplement, each series of preferred stock will, upon issuance, rank senior to the common stock and on a parity in all respects with each other outstanding series of preferred stock. The rights of the holders of our preferred stock will be subordinate to those of our general creditors. The description of any series of preferred stock that may be issued is qualified by reference to the provisions of the applicable certificate of amendment establishing the terms of such series.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase shares of common stock or preferred stock. Warrants may be issued in one or more series, independently or together with common stock, preferred stock or units, and the warrants may be attached to or separate from such securities. We may issue warrants directly or under a warrant agreement to be entered into between us and a warrant agent. We will name any warrant agent in the applicable prospectus supplement. Any warrant agent will act solely as our agent in connection with the warrants of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. Below is a description of certain general terms and provisions of the warrants that we may offer. Particular terms of the warrants will be described in the applicable warrant agreements and the applicable prospectus supplement for the warrants. We urge you to read the applicable prospectus supplements related to the warrants that we sell under this prospectus, as well as the complete warrant agreements that contain the terms of the warrants.

The applicable prospectus supplement and the applicable warrant agreement will describe, where applicable, the following terms of and other information relating to the warrants:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable and the procedures and conditions relating to the exercise of such warrants;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each such security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	if applicable, a discussion of the material U.S. federal income tax considerations applicable to the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

•	the maximum or minimum number of warrants which may be exercised at any time;

•	whether the warrants are to be issued in registered or bearer form;

•	whether the warrants are extendible and the period or periods of such extendibility; and

•	information with respect to book-entry procedures, if any.

DESCRIPTION OF DEBT SECURITIES

The following is a description of the material features, terms and provisions of debt securities that we may offer. This summary does not purport to be exhaustive and may not contain all the information that is important to you. Therefore, you should read the applicable prospectus supplement relating to those debt securities and any other offering materials that we may provide.

We may issue debt securities from time to time in one or more series. Unless otherwise stated in the applicable prospectus supplement, we will not be limited in the amount of debt securities that we may issue, and neither the senior debt securities nor the subordinated debt securities will be secured by any of our property or assets. Thus, by owning debt securities, you are one of our unsecured creditors.

We are a holding company and conduct substantially all of our operations through subsidiaries. As a result, claims of holders of debt securities will generally have a junior position to claims of creditors of our subsidiaries (including, without limitation, Fidelity Bank), except to the extent that we may be recognized as a creditor of those subsidiaries. In addition, our right to participate as a stockholder in any distribution of assets of any subsidiary (and thus the ability of holders of debt securities to benefit from such distribution as our creditors) is junior to creditors of each subsidiary, including depositors of Fidelity Bank.

We may issue senior debt securities or subordinated debt securities under one or more separate indentures, which may be supplemented or amended from time to time. Senior debt securities will be issued under one or more senior indentures and subordinated debt securities will be issued under one or more subordinated indentures. Any senior debt indentures and subordinated debt indentures are referred to individually in this prospectus as the “indenture” and collectively as the “indentures.” The particular terms of a series of debt securities will be described in a prospectus supplement relating to such series of debt securities. Any indentures will be subject to and governed by the Trust Indenture Act, as amended, and may be supplemented or amended from time to time following their execution and will be filed as exhibits to the registration statement of which this prospectus forms a part or incorporated therein by reference.

Any indentures will contain the full legal text of the matters described in this section of the prospectus. Because this section is a summary, it does not describe every aspect of the debt securities or any applicable indentures. This summary is therefore subject to and is qualified in its entirety by reference to all the provisions of any applicable indenture, including any definitions of terms used in such indenture. Your rights will be defined by the terms of any applicable indenture, not the summary provided herein. This summary is also subject to and qualified by reference to the description of the particular terms of a particular series of debt securities described in the applicable prospectus supplement or supplements.

The debt securities may be denominated and payable in U.S. dollars. We may also issue debt securities, from time to time, with the principal amount, interest or other amounts payable on any relevant payment date to be determined by reference to one or more currency exchange rates, securities or baskets of securities, commodity prices, indices or any other financial, economic or other measure or instrument, including the occurrence or non-occurrence of any event or circumstance. In addition, we may issue debt securities as part of any units issued by us. All references in this prospectus or any prospectus supplement to other amounts will include premiums, if any, other cash amounts payable under the applicable indenture, and the delivery of securities or baskets of securities under the terms of the debt securities. Debt securities may bear interest at a fixed rate, which may be zero, or a floating rate.

Some of the debt securities may be issued as original issue discount debt securities. Original issue discount securities bear no interest or bear interest at below market rates and will be sold at a discount below their stated principal amount. A prospectus supplement relating to an issue of original issue discount securities will contain information relating to United States federal income tax, accounting, and other special considerations applicable to original issue discount securities.

We will set forth in the applicable prospectus supplement the terms, if any, on which a series of debt securities may be convertible into or exchangeable for our preferred stock, common stock or other securities. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of shares of our preferred stock, common stock or other securities that holders of the series of debt securities receive would be subject to adjustment.

We will generally have no obligation to repurchase, redeem, or change the terms of debt securities upon any event (including a merger, consolidation, change in control or disposition of substantially all of our assets) that might have an adverse effect on our credit quality.

Terms of Debt Securities to be Included in the Prospectus Supplement

The prospectus supplement relating to any series of debt securities that we may offer will set forth the price or prices at which the debt securities will be offered, and will contain the specific terms of the debt securities of that series. These terms may include, without limitation, the following:

•	the title of the debt securities;

•	the price or prices, expressed as a percentage of the principal amount, at which we will sell the debt securities;

•	whether the debt securities will be senior or subordinated;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•

the rate or rates, which may be fixed or variable, per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where principal of, premium and interest on the debt securities will be payable;

•	the terms and conditions upon which we may redeem the debt securities;

•	any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

•

the dates on which and the price or prices at which we will repurchase debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•

any addition to or change in the events of default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

•	any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

•	any other terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series;

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities; and

•	any other specific terms of the debt securities.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, legal matters related to the securities offered under this prospectus and any offerings made pursuant to this prospectus will be passed upon by Baker, Donelson, Bearman, Caldwell & Berkowitz, PC. If legal matters in connection with any offerings made pursuant to this prospectus are passed upon by counsel other than Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, such counsel will be named in the prospectus supplement relating to such offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011, and the effectiveness of our internal control over financial reporting as of December 31, 2011, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT FIDELITY

AND DOCUMENTS INCLUDED WITH THIS PROSPECTUS

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s internet website found at www.sec.gov. You may also obtain free copies of the documents we have filed with the SEC (other than exhibits to such documents unless we specifically incorporate by reference an exhibit in this prospectus) by contacting Martha Fleming, Corporate Secretary, Fidelity Southern Corporation, 3490 Piedmont Road, Suite 1550, Atlanta, Georgia 30305, telephone (404) 639-6500 or from our internet website at www.fidelitysouthern.com.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s internet website.

The SEC allows us to “incorporate by reference” information into this prospectus the information that we file with the SEC. This means that we can disclose important information to you by referring you to another document without restating that information in this document. Any information incorporated by reference into this prospectus is considered to be a part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus will automatically update and, where applicable, supersede, any information contained in this prospectus or incorporated by reference in this prospectus.

The following documents filed by the Company with the SEC are incorporated herein by reference and made a part hereof:

•	the Company’s Annual Report on Form 10-K for the year ended December 31, 2011;

•	the Company’s Annual Report on Form 11-K for the year ended December 31, 2011;

•	the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012;

•	the Company’s Current Reports on Form 8-K as filed on January 23, 2012, January 24, 2012, April 23, 2012, May 1, 2012, June 21, 2012, July 23, 2012, August 3, 2012, and September 20, 2012; and

•

the description of the Company’s common stock, without par value, which is contained in the Company’s Registration Statement filed on Form 10 dated August 27, 1993, and all amendments or reports filed for the purpose of updating that description.

Also incorporated by reference are additional documents that we may file with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus. These additional documents will be deemed to be incorporated by reference, and to be a part of, this prospectus from the date of their filing. These documents include proxy statements and periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and, to the extent they are considered filed, Current Reports on Form 8-K.

You should rely only on the information contained or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information that we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

$[—]

Common Stock

PROSPECTUS SUPPLEMENT

[—], 2013

Keefe, Bruyette & Woods	Baird
A Stifel Company

FIG Partners, LLC